2/27

07021380

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME PTT Exploration & Production Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

MAR 0 2 2007

THOMSON FINANCIAL

FILE NO. 82- 03827

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 2/28/07

82-03827

AR/S
12-31-06

AUDITOR'S REPORT AND FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE YEARS ENDED DECEMBER 31, 2006 and 2005

(TRANSLATION)

AUDITOR'S REPORT

TO: THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

The Office of the Auditor General of Thailand has audited the accompanying consolidated balance sheets of PTT Exploration and Production Public Company Limited and its subsidiaries and the balance sheets of PTT Exploration and Production Public Company Limited as at December 31, 2006 and 2005, and the related consolidated and the Company's statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. The responsibility of the Office of the Auditor General of Thailand is to express an opinion on these financial statements based on the audits and other auditors' reports. The financial statements of the joint venture projects which are jointly invested between the Company and other companies, and between the subsidiaries or associated companies and other companies were audited by other auditors. The Office of the Auditor General of Thailand received the other auditors' reports and used them as a basis in auditing and expressing an opinion on the consolidated and the Company's financial statements. Assets, liabilities and expenses of the joint venture projects included in the consolidated financial statements for the year 2006 constitute 51.90%, 13.09% and 27.17% of the consolidated totals, and for the year 2005 constitute 46.36%, 9.88% and 26.98% respectively, and included in the Company's financial statement for the year 2006 constitute 39.38%, 14.09% and 26.48% of the Company totals, and for the year 2005 constitute 33.73%, 13.16% and 31.32% respectively.

The Office of the Auditor General of Thailand conducted the audits in accordance with generally accepted auditing standards. Those standards require that the Office of the Auditor General of Thailand plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The Office of the Auditor General of Thailand believes that the audits together with other auditors' reports as above-mentioned provide a reasonable basis for the opinion.

สำนักงานการตรวจเงินแผ่นดิน
Office of the Auditor General

In the opinion of the Office of the Auditor General of Thailand, based on the audits and other auditors' reports, the consolidated and the Company's financial statements referred to above present fairly, in all material respects, the financial position of PTT Exploration and Production Public Company Limited and its subsidiaries and of PTT Exploration and Production Public Company Limited as at December 31, 2006 and 2005, and the results of operations, the changes in shareholders' equity and the cash flows for the years then ended in accordance with generally accepted accounting principles.

(Signed) *Khunying Jaruvan Maintaka*
(Khunying Jaruvan Maintaka)
Auditor General

(Signed) *Jintana Vanichkajorn*
(Jintana Vanichkajorn)
Director of Audit Office

สำนักงานการตรวจเงินแผ่นดิน
Office of the Auditor General
February 14, 2007

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2006 AND 2005

Unit : Baht

	Notes	Consolidated 2006	Consolidated 2005	The Company 2006	The Company 2005
Assets					
Current Assets					
Cash and cash equivalents	5	18,520,906,222	30,507,066,433	7,152,100,391	13,821,767,602
Trade receivable-parent company	6	8,241,233,830	5,137,051,000	5,186,351,217	2,540,645,742
Trade receivables	6	1,545,794,719	1,849,812,595	58,691,883	41,319,079
Inventories		333,028,078	291,803,473	21,523,471	40,545,776
Materials and supplies-net	7	3,997,819,595	2,409,789,188	2,162,016,678	1,489,923,909
Other current assets					
Working capital from co-venturers		469,749,255	534,971,060	54,354,256	110,462,082
Other receivables		1,172,109,745	916,647,286	788,290,580	560,372,441
Accrued interest receivables		48,707,872	97,281,075	88,858,781	134,478,487
Other current assets		635,204,615	806,715,356	222,279,992	360,206,370
Total Current Assets		**34,964,553,931**	**42,551,137,466**	**15,734,467,249**	**19,099,721,488**
Non-current Assets					
Investments accounted for under equity method	3, 9.2	418,704,378	397,862,789	45,610,919,608	38,916,753,798
Long-term loans to related parties	8.2	-	-	12,998,269,720	9,946,912,996
Property, plant and equipment-net	10	121,503,558,029	99,222,752,153	60,666,673,737	43,256,253,057
Intangible assets		354,367,650	325,752,931	337,754,526	309,811,693
Deferred income taxes	11.2	-	27,267,312	-	-
Other non-current assets					
Prepaid expenses	12	475,624,631	676,742,519	168,795,679	314,433,114
Deferred of bonds issuing expenses		2,556,322	10,696,585	2,556,322	6,390,806
Other non-current assets	13	93,542,692	105,130,129	14,998,848	14,907,176
Total Non-current Assets		**122,848,353,702**	**100,766,204,418**	**119,799,968,440**	**92,765,462,640**
Total Assets		**157,812,907,633**	**143,317,341,884**	**135,534,435,689**	**111,865,184,128**

Notes to financial statements form an integral part of these financial statements.

(Signed) Maroot Mrigadat
(Maroot Mrigadat)
President

(Signed) *Sermsak Satchawannakul*
(Sermsak Satchawannakul)
Manager, Corporate Accounting

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2006 AND 2005

Unit : Baht

	Notes	Consolidated 2006	Consolidated 2005	The Company 2006	The Company 2005
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payables		852,762,152	1,204,721,957	225,003,055	258,432,251
Current portion of long-term loan	14	7,002,591,596	8,234,088,363	7,002,591,596	-
Working capital to co-venturers		432,745,957	326,586,733	9,606,506	-
Accrued expenses		13,125,809,934	10,890,179,179	6,897,478,316	6,482,814,956
Accrued interest payable		186,218,096	366,868,747	189,919,618	209,890,585
Income tax payable		15,725,428,267	14,212,547,512	11,782,702,997	9,782,610,565
Other current liabilities		1,458,385,343	1,291,572,428	671,257,731	512,395,032
Total Current Liabilities		38,783,941,345	36,526,564,919	26,778,559,819	17,246,143,389
Non-current Liabilities					
Long-term loans from related party	8.3	-	-	2,216,296,190	-
Bonds	14	2,203,819,951	10,462,653,679	2,203,819,951	10,462,653,679
Deferred income taxes	11.2	13,057,089,619	12,408,244,776	8,529,379,993	7,806,670,485
Other non-current liabilities					
Deferred income	15	4,031,491,512	4,828,042,014	-	-
Provision for decommissioning costs	16	10,712,387,696	7,019,362,087	6,794,024,576	4,287,004,685
Other non-current liabilities	17	499,728,017	375,155,381	487,905,667	365,392,862
Total Non-current Liabilities		30,504,516,795	35,093,457,937	20,231,426,377	22,921,721,711
Total Liabilities		69,288,458,140	71,620,022,856	47,009,986,196	40,167,865,100
Shareholders' Equity	3				
Share capital	18				
Registered capital					
3,322,000,000 ordinary shares of Baht 1 each		3,322,000,000	-	3,322,000,000	-
664,400,000 ordinary shares of Baht 5 each		-	3,322,000,000	-	3,322,000,000
Issued and fully paid-up capital					
3,286,002,000 ordinary shares of Baht 1 each		3,286,002,000	-	3,286,002,000	-
654,932,100 ordinary shares of Baht 5 each		-	3,274,660,500	-	3,274,660,500
Share premium		12,307,588,440	11,918,329,000	12,307,588,440	11,918,329,000
Currency translation differences		(1,795,376,996)	(1,032,734,534)	(1,795,376,996)	(1,032,734,534)
Retained earnings					
Appropriated					
Legal reserve		332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion		16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated		57,494,036,049	40,304,864,062	57,494,036,049	40,304,864,062
Total Shareholders' Equity		88,524,449,493	71,697,319,028	88,524,449,493	71,697,319,028
Total Liabilities and Shareholders' Equity		157,812,907,633	143,317,341,884	135,534,435,689	111,865,184,128

Notes to financial statements form an integral part of these financial statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Unit : Baht

	Notes	Consolidated		The Company	
		2006	2005	2006	2005
Revenues					
Sales		86,339,273,751	66,357,593,069	47,130,863,891	37,854,208,648
Revenue from pipeline transportation		2,928,083,487	1,997,453,404	-	-
Other revenues					
Gain on foreign exchange	19	1,313,928,593	203,282,913	1,090,685,295	-
Interest income		939,145,960	709,331,642	821,499,022	558,548,198
Other revenues		202,587,964	108,566,715	62,164,261	26,422,701
Share of profit from investments accounted for under equity method		-	206,594,489	8,985,017,811	10,315,960,574
Total Revenues		**91,723,019,755**	**69,582,822,232**	**58,090,230,280**	**48,755,140,121**
Expenses					
Operating expenses		6,488,216,264	5,348,729,599	2,726,599,402	2,400,864,030
Exploration expenses		3,631,646,309	1,213,024,874	420,914,987	258,532,144
General administrative expenses		3,017,492,241	2,764,010,917	1,447,755,176	1,437,278,220
Petroleum royalties and remuneration	20	12,848,706,315	8,981,950,749	5,891,166,117	4,731,776,083
Other expenses					
Loss on foreign exchange	19	-	-	-	492,461,000
Depreciation, depletion and amortization		14,906,652,305	9,439,508,554	5,643,659,389	5,688,210,725
Director's remuneration		35,229,258	35,793,302	35,229,258	35,793,302
Loss from divestment		-	70,692,085	-	-
Share of loss from investments accounted for under equity method		9,158,411	-	-	-
Total Expenses		**40,937,101,103**	**27,853,710,080**	**16,165,324,329**	**15,044,915,504**
Income before interest and income taxes		**50,785,918,652**	**41,729,112,152**	**41,924,905,951**	**33,710,224,617**
Interest expenses		1,114,368,134	1,355,208,134	755,833,442	745,011,469
Income taxes	11.1	21,624,279,138	16,639,216,397	13,121,801,129	9,230,525,527
Net income	3	**28,047,271,380**	**23,734,687,621**	**28,047,271,380**	**23,734,687,621**
Earnings per share	3, 21				
Basic earnings per share		8.55	7.26	8.55	7.26
Diluted earnings per share		8.53	7.24	8.53	7.24

Notes to financial statements form an integral part of these financial statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Unit : Baht

	Note	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
		Consolidated and the Company						
Balance - as at December 31, 2004		**3,266,662,000**	**11,702,886,000**	**(1,154,551,974)**	**332,200,000**	**16,900,000,000**	**26,051,746,991**	**57,098,943,017**
Share capital issued and paid-up		7,998,500	215,443,000	-	-	-	-	223,441,500
Currency translation differences		-	-	121,817,440	-	-	-	121,817,440
Net income		-	-	-	-	-	23,734,687,621	23,734,687,621
Dividend paid		-	-	-	-	-	(9,481,570,550)	(9,481,570,550)
Balance - as at December 31, 2005		**3,274,660,500**	**11,918,329,000**	**(1,032,734,534)**	**332,200,000**	**16,900,000,000**	**40,304,864,062**	**71,697,319,028**
Share capital issued and paid-up		11,341,500	389,259,440	-	-	-	-	400,600,940
Currency translation differences		-	-	(762,642,462)	-	-	-	(762,642,462)
Net income		-	-	-	-	-	28,047,271,380	28,047,271,380
Dividend paid	24	-	-	-	-	-	(10,858,099,393)	(10,858,099,393)
Balance - as at December 31, 2006		**3,286,002,000**	**12,307,588,440**	**(1,795,376,996)**	**332,200,000**	**16,900,000,000**	**57,494,036,049**	**88,524,449,493**

Notes to financial statements form an integral part of these financial statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006	2005	2006	2005
Cash flows from operating activities				
Net income	28,047,271,380	23,734,687,621	28,047,271,380	23,734,687,621
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of (profit) loss from investments accounted for				
under equity method	9,158,411	(206,594,489)	(8,985,017,811)	(10,315,960,574)
Amortization of up-front payment under Bongkot Gas Sale Agreement	145,637,435	130,011,886	145,637,435	130,011,886
Depreciation, depletion and amortization	14,898,512,043	9,429,933,033	5,639,824,906	5,684,376,242
Amortization of bonds issuing expenses	8,140,262	9,575,521	3,834,483	3,834,483
Amortization of prepaid expenses	56,089,838	55,076,184	-	-
Bond Discount	831,637	1,108,849	-	-
Amortization of exploration costs	1,701,860,553	415,689,464	21,204,620	27,712,506
(Gain) loss on disposal of assets	6,527,004	(39,801,800)	6,511,243	(39,823,349)
(Gain) loss on disposal of materials	(3,105,419)	4,612,449	909,085	4,612,449
Deferred income taxes	1,311,261,022	(44,435,671)	1,314,103,716	(712,245,381)
Income recognized from deferred income	(745,012,137)	(726,234,177)	-	-
Unrealized (gain) loss on foreign exchange	(2,060,464,220)	1,078,977,163	(1,244,801,631)	609,047,515
Loss from divestment	-	70,692,085	-	-
	43,376,707,809	33,913,298,118	24,949,477,426	19,126,253,398
Changes in assets and liabilities				
Decrease in short-term investments	-	5,041,551,262	-	3,676,780,967
(Increase) decrease in trade receivables	250,912,690	(1,309,550,411)	(17,505,412)	27,505,976
(Increase) decrease in trade receivable-parent company	(3,114,456,355)	(748,593,967)	(2,645,705,475)	251,952,468
(Increase) decrease in inventories	(41,224,605)	(230,373,618)	19,022,305	4,171,466
Increase in materials and supplies-net	(1,612,191,587)	(1,119,054,813)	(673,001,853)	(665,932,904)
(Increase) decrease in working capital from co-venturers	41,322,936	(361,138,291)	48,612,716	(119,132,125)
Increase in other receivables	(265,782,058)	(636,226,526)	(230,365,514)	(424,740,898)
(Increase) decrease in accrued interest receivables	47,951,657	(68,691,617)	45,620,429	(118,592,770)
(Increase) decrease in other current assets	167,179,989	(225,765,278)	137,255,579	(131,141,897)
Increase in prepaid expenses	(609,385)	(444,602,895)	-	(444,445,000)
(Increase) decrease in other non-current assets	1,023,564	(6,668,186)	(91,672)	(4,145,553)
(Decrease) increase in accounts payables	(312,289,571)	763,892,343	(31,886,314)	161,375,027

Notes to financial statements form an integral part of these financial statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006	2005	2006	2005
Changes in assets and liabilities (continued)				
(Decrease) increase in working capital to co-venturers	136,399,119	64,997,951	10,251,106	(134,654,358)
Increase in accrued expenses	2,464,255,049	6,944,018,118	490,132,355	3,854,095,251
(Decrease) increase in accrued interest payable	(178,868,729)	12,833,343	(18,189,045)	5,445,197
Increase in income tax payable	1,532,836,621	4,569,637,788	2,000,092,432	2,486,958,083
Increase in other current liabilities	227,466,919	642,728,310	180,018,017	113,057,514
(Decrease) increase in deferred income taxes	(433,683,755)	2,121,378,295	(591,394,208)	-
(Decrease) increase in deferred income	151,415	(370,374)	-	-
(Decrease) increase in other non-current liabilities	124,572,636	(91,700,421)	122,512,804	64,205,633
Loss from translation foreign entities' financial statements	(196,367,047)	(112,245,605)	-	-
	(1,161,400,497)	**14,806,055,408**	**(1,154,621,750)**	**8,602,762,077**
Net cash provided by operating activities	**42,215,307,312**	**48,719,353,526**	**23,794,855,676**	**27,729,015,475**
Cash flows from investing activities				
Increase in loans to related parties	-	-	(3,713,187,896)	(8,830,965,433)
Increase in investments in related parties	(30,000,000)	(399,500,000)	(30,000,000)	(399,404,697)
Dividend received from related parties	-	73,060,000	1,558,209,540	2,197,660,955
Cash received from divestment	-	11,209,077,610	-	-
Increase in property, plant and equipment	(35,052,055,218)	(43,577,161,401)	(20,007,777,534)	(13,967,635,702)
Increase in intangible assets	(83,748,443)	(50,917,855)	(76,369,767)	(60,681,011)
Net cash used in investing activities	**(35,165,803,661)**	**(32,745,441,646)**	**(22,269,125,657)**	**(21,061,025,888)**
Cash flows from financing activities				
Bond repayment	(8,234,920,000)	-	-	-
(Decrease) increase in loans from related party	-	-	2,275,512,882	(118,565,650)
Cash received from common share issuing	400,600,940	223,441,500	400,600,940	223,441,500
Dividend paid	(10,856,489,976)	(9,481,202,970)	(10,856,489,976)	(9,481,202,970)
Net cash used in financing activities	**(18,690,809,036)**	**(9,257,761,470)**	**(8,180,376,154)**	**(9,376,327,120)**
Net increase (decrease) in cash and cash equivalents	(11,641,305,385)	6,716,150,410	(6,654,646,135)	(2,708,337,533)
Cash and cash equivalents at beginning of the year	**30,507,066,433**	**23,778,245,260**	**13,821,767,602**	**16,529,283,867**
	18,865,761,048	30,494,395,670	7,167,121,467	13,820,946,334
Effects of exchange differences	(344,854,826)	12,670,763	(15,021,076)	821,268
Cash and cash equivalents at end of the year	**18,520,906,222**	**30,507,066,433**	**7,152,100,391**	**13,821,767,602**
Supplementary cash flow information				
Net cash paid during the year for				
Interest expenses	1,262,047,379	1,339,418,345	755,903,904	735,627,971
Income taxes	19,226,770,584	14,302,533,295	10,379,406,630	7,384,747,406

Notes to financial statements form an integral part of these financial statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 and 2005
(UNIT: MILLION BAHT, EXCEPT AS NOTED)

1. General Information

PTT Exploration and Production Public Company Limited (the Company) is a public limited company and is incorporated and domiciled in Thailand. The address of its registered office is as follows:

555 PTTEP Office Building Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900

The Company is listed on the Stock Exchange of Thailand.

The principal business operations of the Company, subsidiaries, and associates (the Group) are exploration and production of petroleum in Thailand and overseas, foreign gas pipeline transportation, and investment in a project strategically connected to energy business.

The Group has operations in 10 countries and employs 1,103 people.

As at December 31, 2006, the Company and subsidiaries have engaged in number of joint venture projects, either as an operator or non-operator. Details are presented as follows:

PTT Exploration and Production Public Company Limited's joint ventures

Project	Country	Operator	Company's interest percentage	
			2006	2005
Unocal III	Thai	Chevron Thailand Exploration and Production, Ltd.	5	5
E5	Thai	ExxonMobil Exploration and Production Korat Inc.	20	20
Phu Horm (E5 North)	Thai	Hess (Thailand) Ltd.	20	20
S1	Thai	PTTEP Siam Limited	25	25
Bongkot	Thai	PTT Exploration and Production Plc.	44.4445	44.4445
Pailin	Thai	Chevron Thailand Exploration and Production, Ltd.	45	45
Arthit	Thai	PTT Exploration and Production Plc.	80	80

PTTEP International Limited (PTTEPI)'s joint ventures

Project	Country	Operator	Company's interest percentage 2006	Company's interest percentage 2005
Yetagun	Myanmar	Petronas Carigali Myanmar (Hong Kong) Ltd.	19.3178	19.3178
Yadana	Myanmar	Total E&P Myanmar	25.50	25.50
Bongkot (B13/38)	Thai	PTTEP International Limited	44.4445	44.4445
MTJDA -B17 (B-17, B-17-01)	Thai-Malaysia	Carigali-PTTEPI Operating Company Sendirian Berhad	50	50
Cambodia B	Cambodia	PTTEP International Limited	30	30
G4/43	Thai	Chevron Offshore (Thailand) Ltd.	15	15

PTTEP Offshore Investment Company Limited (PTTEPO)'s joint ventures

Project	Country	Operator	Company's interest percentage 2006	Company's interest percentage 2005
B8/32 & 9A[1]	Thai	Chevron Offshore (Thailand) Ltd.	25.0010	25.0010
Indonesia Merangin-1[2]	Indonesia	PT Medco E&P Merangin	-	39

PTTEP Southwest Vietnam Company Limited (PTTEP SV)'s joint ventures

Project	Country	Operator	Company's interest percentage 2006	Company's interest percentage 2005
Vietnam 52/97	Vietnam	Chevron Vietnam (Block 52), Ltd.	7	7

PTTEP Kim Long Vietnam Company Limited (PTTEP KV)'s joint ventures

Project	Country	Operator	Company's interest percentage 2006	Company's interest percentage 2005
Vietnam B&48/95	Vietnam	Chevron Vietnam (Block B), Ltd.	8.5	8.5

PTTEP Hoang-Long Company Limited (PTTEP HL)'s joint ventures

Project	Country	Operator	Company's interest percentage 2006	Company's interest percentage 2005
Vietnam 16-1	Vietnam	Hoang Long Joint Operating Company	28.5	28.5

PTTEP Hoan-Vu Company Limited (PTTEP HV)'s joint ventures

Project	Country	Operator	Company's interest percentage 2006	Company's interest percentage 2005
Vietnam 9-2	Vietnam	Hoan-Vu Joint Operating Company	25	25

PTTEP Algeria Company Limited (PTTEP AG)'s joint ventures

Project	Country	Operator	Company's interest percentage 2006	Company's interest percentage 2005
Algeria 433a & 416b	Algeria	PetroVietnam Investment and Development Company	35	35

PTTEP (THAILAND) LIMITED (PTTEPT)'s joint ventures

Project	Country	Operator	Company's interest percentage 2006	Company's interest percentage 2005
Bongkot (G12/48)	Thai	PTTEP (THAILAND) LIMITED	44.4445	-
Arthit (G9/48)	Thai	PTTEP (THAILAND) LIMITED	84	-

PTTEP Siam Limited (PTTEPS)'s joint ventures

Project	Country	Operator	Company's interest percentage	
			2006	2005
Phu Horm (EU-1)	Thai	Hess (Thailand) Ltd.	20	20
S1	Thai	PTTEP Siam Limited	75	75

PTTEP Merangin Company Limited (PTTEPM)'s joint ventures

Project	Country	Operator	Company's interest percentage	
			2006	2005
Indonesia Merangin-I[2]	Indonesia	PT Medco E&P Merangin	39	-

PTTEP Bengara I Company Limited (PTTEPB)'s joint ventures

Project	Country	Operator	Company's interest percentage	
			2006	2005
Indonesia Bengara-I	Indonesia	PT Medco E&P Bengara	40	-

[1] PTTEPO has shareholding in Orange Energy Limited and B8/32 Partners Limited, which hold project's concessions.

[2] During the year 2006, PTTEPO has transferred all participation interest in the project to PTTEP Merangin Company Limited.

2. Significant Accounting Policies

2.1 Basis for Preparation of Financial Statements

The consolidated and the Company's financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Thailand under the Accounting Act B.E. 2543, being those Accounting Standards in Thailand endorsed under the Accounting Professions Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act. B.E. 2535.

The Company presents financial statements in compliance with notification of the Department of Commercial Registration dated September 14, 2001 under the third paragraph of section 11 of the Accounting Act B.E. 2543.

Since 1998, the Group has applied International Accounting Standard No. 12 "Income Taxes".

The consolidated and the Company's financial statements are use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements. While the Group uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur.

The consolidated and the Company's financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

2.2 Subsidiary Undertakings

Subsidiary undertakings, which are those entities in which the parent company in the Group has an interest of more than one half of the voting rights and has power to exercise control over subsidiaries' financial policies and operations. Subsidiaries are consolidated from the date on which control is transferred to the parent company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains on transactions between the Group are eliminated; unrealized losses are also eliminated unless cost cannot be recovered.
Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

A listing of the Group's principal subsidiaries is set out in Note 9.

2.3 Associated Undertakings

Investments in associated undertakings presented in the consolidated and the Company's financial statements are accounted for under equity method. These are undertakings over which the Group generally has between 20% and 50% of the voting rights, and over which the Group has significant influence, but which it does not control.

Unrealised gains on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest in the associated undertakings; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investments in associated undertakings include excess on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated undertaking reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated undertakings.

A listing of the Group's principal associated is set out in Note 9.

2.4 Joint Ventures

The Group's interests in jointly controlled entities are accounted for by proportionate consolidation. Under this method the Group includes its share of the joint ventures' individual income and expenses, assets and liabilities in the relevant components of the financial statements.

The Group's interest in jointly controlled assets are accounted for by proportionate consolidation. Under this method the Group includes its share of the assets, liabilities and expenses based on Joint Operating Agreement in the relevant components of the financial statements.

A listing of the Group's jointly controlled entities and jointly controlled assets are set out in Note 9 and Note 1, respectively.

2.5 Related Parties

Enterprises that directly, or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, the Company, including holding companies, subsidiaries, follow subsidiaries and associates are related parties of the Company.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.6 Foreign Currency Transactions

Foreign currency transactions are translated into Baht at the exchange rates ruling on the transaction dates. Monetary assets and liabilities denominated in foreign currency remaining at the year-end date are translated into Baht at the average buying and selling rates, respectively, as determined by the Bank of Thailand. Such gains or losses are recognized as revenues or expenses in the period in which they occur.

The monetary assets and liabilities of subsidiary companies are translated into Baht using average buying and selling rates determined by the Bank of Thailand at year-end, whereas the income statement is translated using the exchange rates ruling on the transaction dates. Gains or losses from such translation are recognized as revenues or expenses in the period in which they occur.

The assets and liabilities of overseas jointly controlled entities are translated into Baht using average buying and selling rates determined by the Bank of Thailand at year-end, whereas the income statement is translated using average exchange rates during the period. Differences from such translation have been shown under the caption of "Currency translation differences" in shareholders' equity.

2.7 Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and at banks, and other short-term highly liquid investments with maturities within 3 months.

2.8 Trade Accounts Receivable

Trade accounts receivable are carried at anticipated realizable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

2.9 Inventories

Inventories are valued at the lower of weighted average cost or net realizable value. Cost is determined by the weighted average method. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

2.10 Materials and Supplies

Materials and supplies are valued on the average cost basis. Allowances have been provided for obsolete and unserviceable items.

2.11 Borrowing Costs

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

2.12 Property, Plant and Equipment

Oil and Gas Properties

The Company follows the Successful Efforts Method in accounting for its oil and gas exploration and production activities as follows:

Cost of Properties

Costs of properties comprise total acquisition costs of petroleum right or the portion of costs applicable of properties as well as the decommissioning costs.

If exploratory wells establish proved reserves, and are included in the plan to develop in the near future, exploratory drilling costs (both tangible and intangible) are initially capitalized otherwise the related costs are charged as expenses.

Exploratory costs, comprising geological and geophysical costs as well as area reservation fees during the exploration stage, are charged to expenses as incurred.

Development costs, irrespective of whether relating to development wells or unsuccessful development wells, are capitalized.

Depreciation, depletion and amortization

Capitalized of acquisition costs of petroleum right are depleted and amortized on the unit of production method, which is based on estimated proved recoverable reserves. Depreciation, depletion and amortization of exploratory wells, development equipment and operating costs of support equipment as well as the decommissioning costs, except unsuccessful projects, are calculated on the unit of production method, which is based on estimated proved recoverable reserves and proved developed reserves. Changes in reserve estimates are recognized prospectively.

Proved recoverable reserves and proved developed reserves are calculated by the Group's own engineers and information from the joint ventures.

Depreciation of transportation pipeline of Yadana and Yetagun projects is calculated on the straight-line method with an estimated useful life of 30 years.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount and recorded in the income statement.

Gain and losses on disposal are determined by reference to their carrying amount and are taken into account in operating profit.

Expenditure for addition, renewal and betterment which result in a substantial increase in an asset's current replacement value, are capitalized. Repair and maintenance costs are recognized as expenses when incurred.

General properties

Property, plant and equipment are presented at cost, after deducting accumulated depreciation and provision for impairment of assets.

Depreciation of general properties is determined on the straight-line method at rates ranging from 5% to 20% per annum.

2.13 Intangible Assets

Expenditures on acquired licenses for computer software are capitalized and amortized using the straight-line method over the lives of contract, maximum of 10 years. The carrying amount is reviewed annually and adjusted for impairment where it is considered necessary.

2.14 Deferred Income Taxes

Deferred income tax is provided in full, using the balance sheet method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from depreciation on property, plant and equipment, amortization of decommissioning costs and, on the difference between the fair values of the net assets acquired and their tax base.

Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred income tax.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2.15 Borrowings

Borrowings are recognised initially at the proceeds received. Transaction costs incurred are recognized as deferred assets and amortized through the income statement over the period of the borrowings.

2.16 Provision for Decommissioning Costs

The Group recorded provision for decommissioning costs whenever it is probable that there is an obligation as a result of the past event and reliable amount of obligation.

The Group recognizes provision for decommissioning costs, which are provided at the onset of completion of the project, for the estimate of the eventual costs that relate to the removal of the production facilities. These costs were included as part of the oil and gas properties and were amortized based on proved reserves on a unit of production basis. The estimates of decommissioning costs have been determined based on reviews and estimates by the Group's own engineers and managerial judgment.

2.17 Reserve for Expansion

The Group consider a reserve for expansion for the purpose of investing in new exploration-phase projects, which are generally susceptible to high risk, and for the purpose of finding additional petroleum reserves. The reserve for expansion is set aside not exceeding 35% of the net profit on tax basis after tax from exploration and production activities.

2.18 Income Recognition

Sales are recognized upon delivery of products and customer acceptance.

Interest income is recognized on the basis of percentage of period, taking into account the effective yield on the asset.

Revenues other than the above mentioned are recognized on an accrual basis.

2.19 Income Taxes

The Group's expenditures and revenues for tax purposes comprise:

- Current period tax which is calculated in accordance with the Petroleum Income Tax Act B.E. 2514 and Amendment B.E. 2532 and the Revenue Code
- Income tax in the Union of Myanmar
- Deferred income taxes, which are calculated as disclosed in Note 11.

2.20 Earnings per Share

Basic earnings per share is calculated by dividing the net income attributable to shareholders by the weighted average number of outside ordinary shares in issue during the year.

Diluted earnings per share is calculated by the weighted average number of outside ordinary shares in issue adjusted to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share options.

2.21 Provident Fund and Provision for Employee benefits

The Company established a provident fund under the name of "Employee of PTTEP Registered Provident Fund".

The provident fund is funded by payments from employees and by the Company which are held in a separate trustee-administered fund. The Company contributes to the fund at a rate of 15 % of its employees' salaries which are charged to the income statement in the period to which the contributions relate.

The provision for employee benefits is determined from the different of compensation and benefits under provident fund and compensation and benefits under the old pension scheme. The provision is assessed by the Company's management. The provision is based on the old pension scheme which is determined by length of years of service, and current salary of employees. The provision is presented under non-current liabilities

2.22 Deferred Income under Take-or-Pay Agreements

The Group has certain obligations in respect of the supply of gas under gas purchase agreements with its customer. Under these agreements customer is required to pay for certain minimum quantities of gas in a given year. Should customer be unable to take the minimum contracted quantities in a given year, certain volumes of gas that the customer has paid for but has not taken in that year can take for free of charge in subsequent years subject to certain conditions in the agreements. The Group recognizes its obligations under Take-or-Pay Agreements on an accrual basis based on its best estimate of volumes taken in the year. Received in advance under these agreements are recognized as deferred income. The deferred income, when subsequently taken, is recognized in the income statement.

The Group made prepayment for royalty related to cash received in advance under Take-or-Pay Agreement to government of Myanmar. Prepayment will be amortized when the deferred income is recognized.

3. The Application of the New Accounting Standard

In October 2006, the Federation of Accounting Professions issued Notification No. 26/2549 regarding Accounting Standard No. 44 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" (Amendment No. 1), under which investments in subsidiaries, jointly controlled entities and associates are to be presented in the Company's financial statements under the cost method rather than the equity method (Entities which are not ready to adopt the cost method in 2006 can continue to use the equity method through the end of 2006 and adopt the cost method as from January 1, 2007). In this regard, the Company has elected to adopt the change in 2007. If the Company adopted the change in 2006, for the Company's financial statements, investments accounted for under cost method as at December 31, 2006 would have been decreased from the equity method by Baht 21,461 million, the net income for the year ended December 31, 2006 would have been decreased by Baht 7,427 million, with Baht 20,620 million remaining (Baht 6.27 per diluted-share) and its shareholders' equity as at December 31, 2006 would have been decreased by Baht 21,461 million, with Baht 67,063 million remaining.

4. The Changes of Investments in Subsidiaries and Associated Undertakings

On June 26, 2006, the Company holds 20% of the total shares in PTT ICT Solutions Company Limited which has registered capital of Baht 150 million, consisting of 15 million ordinary shares at Baht 10 each.

On July 19, 2006, the Company incorporated PTTEP Bahrain Company Limited with registered capital USD 50,000, consisting of 50,000 ordinary shares at USD 1 each, with 100% shareholding by PTTEP Oman Company Limited.

On October 6, 2006, the Company incorporated 3 subsidiary companies as follows:

- PTTEP Holding Company Limited with registered capital USD 50,000, consisting of 50,000 ordinary shares at USD 1 each, with 100% shareholding by PTTEPO.
- PTTEP Indonesia Company Limited with registered capital USD 50,000, consisting of 50,000 ordinary shares at USD 1 each, with 100% shareholding by PTTEP Holding Company Limited.
- PTTEP Bengara I Company Limited with registered capital USD 50,000, consisting of 50,000 ordinary shares at USD 1 each, with 100% shareholding by PTTEP Indonesia Company Limited.

5. Cash and cash equivalents

Cash and cash equivalents comprised:

	Consolidated		The Company	
	2006	2005	2006	2005
Cash on hand and at banks	4,618.57	6,170.13	1,469.91	1,822.33
Cash equivalents				
- Fixed deposits	8,200.20	4,873.08	2,409.24	1,087.17
- Treasury bills and promissory notes	5,702.14	19,463.86	3,272.95	10,912.27
Total	18,520.91	30,507.07	7,152.10	13,821.77

The interest rate of saving deposits held at call with banks is 0.75-4.19% per annum (2005: 0.25-2.37% per annum).

The interest rate of fixed deposits with banks is 3.82-4.75% per annum (2005: 1.60-4.26% per annum).

6. Trade Receivables

Trade receivables comprised:

	Consolidated		The Company	
	2006	2005	2006	2005
Trade Receivable - parent company	8,241.23	5,137.05	5,186.35	2,540.65
Trade Receivable - others				
Myanmar Oil and Gas Enterprise	683.03	549.14	-	-
Electricity Generating Authority of Thailand	119.11	165.27	29.78	41.32
Others	743.65	1,135.40	28.91	-
Total	1,545.79	1,849.81	58.69	41.32

7. Materials and Supplies - Net

	Consolidated		The Company	
	2006	2005	2006	2005
Materials and supplies-at cost	4,061.22	2,476.69	2,176.24	1,503.63
Less: Provision for obsolescence	(63.40)	(66.90)	(14.22)	(13.71)
Materials and supplies-net	3,997.82	2,409.79	2,162.02	1,489.92

8. Related Party Transactions

Significant transactions with related parties are summarized as follows:

8.1 Revenues and expenses with related parties

Significant transactions with related parties for the years ended December 31, 2006 and 2005 are as follows:

	Consolidated		The Company	
	2006	2005	2006	2005
Parent company - PTT Public Company Limited				
Revenue from petroleum sold (at price with reference to world market)	71,510.28	57,866.84	46,589.75	37,275.04
Revenue from rental (market price)	18.79	19.04	18.79	19.04
Amortization of up-front payment under Bongkot Gas Sale Agreement	145.64	130.01	145.64	130.01
Subsidiary companies and jointly controlled entity				
Interest income	-	-	527.40	227.36
Management fee	-	-	15.97	-

8.2 Long-Term Loans to Related Parties

As at December 31, 2006, the Company has loans to subsidiary companies amounting to Baht 12,998.27 million with interest rate 4.625% per annum. The subsidiary companies shall occasionally repay the loans.

8.3 Long-Term Loans from Related Party

As at December 31, 2006, the Company has loans from subsidiary company amounting to Baht 2,216.30 million with interest rate 4.625% per annum. The Company shall occasionally repay the loans.

9. Investments Accounted for under Equity Method

9.1 Subsidiary Companies, Associated Companies, and Jointly Controlled Entities

Company	Type of business	Paid-in capital		Shareholding by	Percent of interest		Investment				Dividend for the years ended	
							Cost Method		Equity Method			
		2006	2005		2006	2005	2006	2005	2006	2005	2006	2005
Subsidiary Companies												
PTTEP International Limited (PTTEPI)	Petroleum	20,000.00	20,000.00	PTTEP	100%	100%	20,000.00	20,000.00	30,567.57	28,296.98	-	-
PTTEP Offshore Investment Company Limited (PTTEPO)	Commerce	0.17	0.17	PTTEP	75%	75%	0.13	0.13	11,211.77	7,431.90	-	-
				PTTEPI	25%	25%	0.04	0.04	3,737.33	2,504.87	-	-
PTTEP Southwest Vietnam Company Limited (PTTEP SV)	Petroleum	2.03	2.03	PTTEPO	100%	100%	2.03	2.03	(170.30)	(171.98)	-	-
PTTEP Kim Long Vietnam Company Limited (PTTEP KV)	Petroleum	2.03	2.03	PTTEPO	100%	100%	2.03	2.03	(284.19)	(226.67)	-	-
PTTEP Hoang-Long Company Limited (PTTEP HL)	Petroleum	2.12	2.12	PTTEPO	100%	100%	2.12	2.12	(1,917.94)	(1,185.34)	-	-
PTTEP Hoan-Vu Company Limited (PTTEP HV)	Petroleum	2.16	2.16	PTTEPO	100%	100%	2.16	2.16	(1,758.65)	(1,971.74)	-	-
PTTEP Oman Company Limited (PTTEP OM)	Petroleum	2.16	2.16	PTTEPO	100%	100%	2.16	2.16	(866.66)	(606.29)	-	-
PTTEP Algeria Company Limited (PTTEP AG)	Petroleum	2.10	2.10	PTTEPO	100%	100%	2.10	2.10	(685.64)	(438.76)	-	-
PTTEP (THAILAND) LIMITED (PTTEPT)	Petroleum	100.00	100.00	PTTEPI	51%	51%	51.00	51.00	(23.63)	21.90	-	-
				PTTEP OM	49%	49%	49.00	49.00	(22.70)	21.04	-	-
PTTEP Services Limited (PTTEP Services)	Services	1.00	1.00	PTTEP	25%	25%	0.25	0.25	12.54	2.19	-	-
				PTTEPT	75%	75%	0.75	0.75	37.60	6.57	-	-
PTTEP Siam Limited (PTTEPS)	Petroleum	100.00	100.00	PTTEP	49%	49%	3,719.03	3,719.03	3,400.34	2,787.82	1,558.21	2,197.66
				PTTEPO	51%	51%	3,864.89	3,864.89	3,535.34	2,897.14	1,621.79	2,287.34
PTTEP Iran Company Limited (PTTEP IR)	Petroleum	1.91	1.91	PTTEP OM	100%	100%	1.91	1.91	(265.62)	(17.25)	-	-
Diamond Petroleum Company Limited (DPC)	Petroleum	2.05	2.05	PTTEPO	100%	100%	2.05	2.05	1.52	1.88	-	-
PTTEP Merangin Company Limited (PTTEPM)	Petroleum	2.05	2.05	PTTEPO	100%	100%	2.05	2.05	(55.33)	1.88	-	-
PTTEP Bahrain Company Limited (PTTEP BH)	Petroleum	1.90	-	PTTEP OM	100%	-	1.90	-	1.64	-	-	-
PTTEP Holding Company Limited (PTTEPH)	Petroleum	1.88	-	PTTEPO	100%	-	1.88	-	1.11	-	-	-
PTTEP Indonesia Company Limited (PTTEP ID)	Petroleum	1.88	-	PTTEPH	100%	-	1.88	-	1.27	-	-	-
PTTEP Bengara I Company Limited (PTTEPB)	Petroleum	1.88	-	PTTEP ID	100%	-	1.88	-	1.42	-	-	-
Associated Companies												
Energy Complex Company Limited (EnCo)	Commerce	800.00	800.00	PTTEP	50%	50%	400.00	400.00	389.04	397.86	-	-
PTT ICT Solutions Company Limited (PTT ICT)	Services	150.00	-	PTTEP	20%	-	30.00	-	29.66	-	-	-
Jointly Controlled Entities												
Carigali – PTTEPI Operating Company Sdn Bhd. (CPOC)	Petroleum, Malaysia	2.21	2.21	PTTEPI	50%	50%	1.11	1.11	1.02	1.09	-	-
Moattama Gas Transportation Company (MGTC)	Gas pipeline transportation, Union of Myanmar	0.76	0.76	PTTEPO	25.5%	25.5%	0.19	0.19	1,646.30	1,796.47	2,282.74	1,966.54
Taninthayi Pipeline Company LLC (TPC)	Gas pipeline transportation, Union of Myanmar	2.62	2.62	PTTEPO	19.3178%	19.3178%	0.57	0.57	1,681.35	1,935.68	1,552.98	878.62
Orange Energy Limited (Orange)	Petroleum, Thailand	100.00	100.00	PTTEPO	53.9496%	53.9496%	13,567.69	13,567.69	10,542.64	14,393.82	3,829.76	-
B8/32 Partners Limited (B8/32 Partners)	Petroleum, Thailand	110.00	110.00	PTTEPO	25.0009%	25.0009%	4,523.69	4,523.69	3,632.87	4,772.52	1,523.79	-

Relationship: The Company directly or indirectly holds the shares in subsidiaries, associates, and jointly controlled entitles. Subsidiaries' management team is from the Company.

9.2 Investments Accounted for under Equity Method

Investments accounted for under equity method represented in the consolidated and the Company's balance sheets comprised:

	Consolidated		The Company	
	2006	2005	2006	2005
PTTEP International Limited	-	-	30,567.57	28,296.98
PTTEP Offshore Investment Company Limited	-	-	11,211.77	7,431.90
PTTEP Services Limited	-	-	12.54	2.19
PTTEP Siam Limited	-	-	3,400.34	2,787.82
Energy Complex Company Limited	389.04	397.86	389.04	397.86
PTT ICT Solutions Company Limited	29.66	-	29.66	-
Total	418.70	397.86	45,610.92	38,916.75

The Company's investments in jointly controlled entities are recorded in the financial statements of the Company by the equity method. The changes of investments in jointly controlled entities comprised:

	2006	2005
Balance at beginning of the year	22,899.58	2,986.14
Additional investments	-	18,092.49
Share of profit under equity method	3,793.87	4,666.11
Dividend	(9,189.27)	(2,845.16)
Balance at end of the year	17,504.18	22,899.58

The Company presents its share of the assets, liabilities, incomes and expenses of jointly controlled entities, together with similar items, under similar headings in the proportionate consolidated financial statements.

Transactions of jointly controlled entities are included in the Company's financial statements as follows: -

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Balance Sheets :										
Current assets	104.50	41.44	797.26	800.08	424.94	405.54	2,631.90	3,558.58	754.63	1,504.01
Non-current assets	-	-	3,554.04	4,233.37	1,967.22	2,338.44	7,411.12	7,284.60	2,999.51	2,834.27
Current liabilities	(103.48)	(40.35)	(42.26)	(176.88)	(30.51)	(32.96)	(3,614.96)	(2,677.35)	(1,074.05)	(1,111.44)
Non-current liabilities	-	-	(2,412.50)	(2,938.20)	(675.06)	(770.43)	(2,562.17)	(2,151.50)	(1,033.18)	(911.77)
Net assets	**1.02**	**1.09**	**1,896.54**	**1,918.37**	**1,686.59**	**1,940.59**	**3,865.89**	**6,014.33**	**1,646.91**	**2,315.07**

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Statements of income :										
Revenues	-	-	3,751.30	2,980.79	2,569.86	2,170.49	11,210.29	4,175.34	4,006.93	1,480.09
Expenses	-	-	(215.03)	(229.78)	(183.65)	(187.91)	(7,185.42)	(2,027.89)	(2,559.63)	(595.85)
Income before interest and income taxes	-	-	3,536.27	2,751.01	2,386.21	1,982.58	4,024.87	2,147.45	1,447.30	884.24
Interest expenses	-	-	-	-	-	-	-	(0.87)	-	-
Income taxes	-	-	(1,002.82)	(716.17)	(697.19)	(568.34)	(2,185.84)	(673.37)	(591.67)	(493.31)
Net income	-	-	**2,533.45**	**2,034.84**	**1,689.02**	**1,414.24**	**1,839.03**	**1,473.21**	**855.63**	**390.93**

10. Property, Plant and Equipment - Net

	Consolidated						
	Oil and Gas Properties				Pipeline	Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipment and Facilities	Decommissioning Costs			
Historical cost							
Balance as at December 31, 2005	143,651.59	3,326.08	2,483.15	7,254.16	8,313.75	2,169.77	167,198.50
Increase	29,157.09	5,021.64	202.71	4,535.31	1.68	417.05	39,335.48
Decrease	(143.12)	(1,352.86)	(2.57)	-	-	-	(1,498.55)
Currency translation differences	-	-	-	-	(1,009.04)	-	(1,009.04)
Balance as at December 31, 2006	172,665.56	6,994.86	2,683.29	11,789.47	7,306.39	2,586.82	204,026.39
Accumulated depreciation							
Balance as at December 31, 2005	(60,236.29)	-	(1,703.18)	(3,260.15)	(2,020.07)	(756.06)	(67,975.75)
Depreciation for the year	(13,758.13)	-	(145.52)	(413.74)	(228.75)	(221.89)	(14,768.03)
Decrease	(1.18)	-	2.63	-	-	0.19	1.64
Currency translation differences	-	-	-	-	219.31	-	219.31
Balance as at December 31, 2006	(73,995.60)	-	(1,846.07)	(3,673.89)	(2,029.51)	(977.76)	(82,522.83)
Net book value as at December 31, 2005	83,415.30	3,326.08	779.97	3,994.01	6,293.68	1,413.71	99,222.75
Net book value as at December 31, 2006	98,669.96	6,994.86	837.22	8,115.58	5,276.88	1,609.06	121,503.56

Depreciation included in statement of income for the year ended December 31, 2005 Baht 9,283.69 Million

Depreciation included in statement of income for the year ended December 31, 2006 Baht 14,768.03 Million

The Company

	Oil and Gas Properties				Pipeline	Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipment and Facilities	Decommissioning Costs			
Historical cost							
Balance as at December 31, 2005	71,311.62	-	1,027.52	4,481.72	-	1,341.02	78,161.88
Increase	19,570.12	7.47	49.88	3,021.76	-	373.80	23,023.03
Decrease	(21.20)	-	(0.66)	-	-	-	(21.86)
Balance as at December 31, 2006	90,860.54	7.47	1,076.74	7,503.48	-	1,714.82	101,163.05
Accumulated depreciation							
Balance as at December 31, 2005	(31,630.73)	-	(889.99)	(1,660.21)	-	(724.70)	(34,905.63)
Depreciation for the year	(5,112.89)	-	(42.34)	(268.59)	-	(167.58)	(5,591.40)
Decrease	-	-	0.65	-	-	-	0.65
Balance as at December 31, 2006	(36,743.62)	-	(931.68)	(1,928.80)	-	(892.28)	(40,496.38)
Net book value as at December 31, 2005	39,680.89	-	137.53	2,821.51	-	616.32	43,256.25
Net book value as at December 31, 2006	54,116.92	7.47	145.06	5,574.68	-	822.54	60,666.67

Depreciation included in statement of income for the year ended December 31, 2005 Baht 5,638.01 Million

Depreciation included in statement of income for the year ended December 31, 2006 Baht 5,591.40 Million

11. Income Taxes and Deferred Income Taxes

10.1 Income Taxes

Income taxes for the years ended December 31, 2006 and 2005 are as follows:

	Consolidated		The Company	
	2006	2005	2006	2005
Petroleum income tax				
Current tax expenses	18,279.93	13,496.11	11,765.71	9,589.02
Deferred tax expenses	1,059.28	(220.44)	1,222.75	(709.75)
Total	19,339.21	13,275.67	12,988.46	8,879.27
Income tax under Revenue Code				
Current tax expenses	(401.22)	1,493.73	41.99	353.53
Deferred tax expenses	115.72	(28.56)	91.35	(2.27)
Total	(285.50)	1,465.17	133.34	351.26
Income tax in the Foreign Country				
Current tax expenses	2,433.81	1,667.73	-	-
Deferred tax expenses	136.76	230.65	-	-
Total	2,570.57	1,898.38	-	-
Total income taxes	21,624.28	16,639.22	13,121.80	9,230.53

	Tax Rate
Petroleum income tax on petroleum business in Thailand pursuant to Petroleum Income Tax Act B.E. 2514 and 2532	50%
Income tax under Revenue Code	
Net income in portion of amount exceeding Baht 300 million	30%
Net income in portion of amount not exceeding Baht 300 million for the period of 5 years from 2002 to 2006	25%
Income tax in the Union of Myanmar	30%

10.2 Deferred Income Taxes

Deferred income taxes represented in the consolidated and the Company's balance sheets are as follows:

	Consolidated		The Company	
	2006	2005	2006	2005
Deferred income tax assets				
Petroleum income tax	-	(9.08)	-	-
Income tax under Revenue Code	-	36.35	-	-
Total	-	27.27	-	-
Deferred income tax liabilities				
Petroleum income tax	11,450.99	10,816.31	8,440.53	7,809.17
Income tax under Revenue Code	76.88	(2.50)	88.85	(2.50)
Income tax in the foreign country	1,529.22	1,594.43	-	-
Total	13,057.09	12,408.24	8,529.38	7,806.67
	13,057.09	12,380.97	8,529.38	7,806.67

Deferred income taxes represented in the consolidated and the Company's balance sheets by categories are as follows:

	Consolidated		The Company	
	2006	2005	2006	2005
Amortization of decommissioning costs and unrealized gain for decommissioning costs	1,293.99	1,511.93	609.67	732.75
Provision for obsolete stock	24.59	26.60	-	-
Provision for employee benefits	153.53	98.27	147.62	93.39
Gas price reduction	591.39	-	591.39	-
Depreciation	(15,016.49)	(13,961.85)	(9,773.96)	(8,576.89)
Bonds	(104.10)	(55.92)	(104.10)	(55.92)
Total	(13,057.09)	(12,380.97)	(8,529.38)	(7,806.67)

Deferred income tax assets and liabilities are offset when related to the same legal tax authority.

12. Prepaid Expenses

Prepaid expenses comprised:

	Consolidated		The Company	
	2006	2005	2006	2005
Petroleum royalty to the government of the Union of Myanmar	306.82	362.31	-	-
Up-front payment under Bongkot Gas Sale Agreement	168.80	314.43	168.80	314.43
Total	475.62	676.74	168.80	314.43

PTTEPI made prepayments for royalty of Yadana and Yetagun projects to the government of the Union of Myanmar. These prepayments will be amortized when the deferred income discussed in Note 15 is recognized.

The Company made an up-front payment to PTT under Amendment of Bongkot Gas Sales Agreement. PTT will purchase an additional gas volume of 61 Billion cubic feet during the period from April 1, 2005 to October 1, 2008. An up-front payment will be amortized on the basis of additional gas sale volume.

13. Other Non-current Assets

Other non-current assets comprised:

	Consolidated		The Company	
	2006	2005	2006	2005
Costs carried for PetroVietnam in projects:				
- B&48/95	38.11	43.38	-	-
- 52/97	36.41	41.44	-	-
Other deposits	15.14	15.14	14.59	14.59
Others	3.88	5.17	0.41	0.32
Total	93.54	105.13	15.00	14.91

14. Bonds

	Consolidated			
	2006		2005	
	Million USD	Million Baht	Million USD	Million Baht
Unsecured and unsubordinated	254.10	9,206.41	454.10	18,696.74
Less Current portion of long-term loan	(193.28)	(7,002.59)	(200.00)	(8,234.09)
Total	60.82	2,203.82	254.10	10,462.65

	The Company			
	2006		2005	
	Million USD	Million Baht	Million USD	Million Baht
Unsecured and unsubordinated	254.10	9,206.41	254.10	10,462.65
Less Current portion of long-term loan	(193.28)	(7,002.59)	-	-
Total	60.82	2,203.82	254.10	10,462.65

PTTEPI issued 200,000 unsubordinated bonds with a face value of USD 1,000 each, totaling USD 200 million, guaranteed by the Company. The bonds bear interest at a rate of 7.625% per annum, payable every six months on April 1 and October 1 of each year, and have a maturity period of 10 years. PTTEPI totally redeemed the bonds on October 1, 2006.

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a maturity period of 10 years, to be redeemed on September 19, 2007. On the date of the bond issuance, the Company entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year.

The Company issued 2,500,000 unsecured unsubordinated bonds with a face value of Baht 1,000 each, totaling Baht 2,500 million. The bonds bear interest at a rate of 4.625% per annum, payable every six months on March 27 and September 27 of each year, and have a maturity period of 15 years, to be redeemed on March 27, 2018. On September 27, 2005, the Company entered into a Cross Currency Swap transaction with a bank to swap Baht for USD 60.82 million. Under this agreement, interest is charged at the rate of 3.85% per annum with effective until the expiry date, payable every six months on March 27 and September 27 of each year.

15. Deferred Income

Deferred income arises from PTTEPI receive advance payments from PTT for natural gas, and MGTC and TPC receive advance payments from MOGE for pipeline transportation that PTT was not yet able to take receipt of in 1999 - 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Projects. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in future years. Deferred income as at December 31, 2006 and 2005 comprised:

	2006	2005
Deferred income for the year 1999	492.58	1,051.52
Deferred income for the year 2000	2,948.28	3,010.42
Deferred income for the year 2001	590.63	766.10
Total	4,031.49	4,828.04

16. Provision for Decommissioning Costs

The Group recognizes provision for decommissioning costs as at December 31, 2006 and 2005. It comprised:

	Consolidated		The Company	
	2006	2005	2006	2005
Balance at beginning of the year	7,019.36	5,229.67	4,287.00	3,553.69
Currency translation differences	(842.29)	264.83	(514.74)	179.26
Additional provision	4,535.32	1,524.86	3,021.76	554.05
Balance at end of the year	10,712.39	7,019.36	6,794.02	4,287.00

17. Other Non-current Liabilities

Other non-current liabilities comprised:

	Consolidated		The Company	
	2006	2005	2006	2005
Provision for employee benefits				
The Group	307.06	196.55	295.24	186.78
Joint venture projects	192.67	178.61	192.67	178.61
Total	499.73	375.16	487.91	365.39

The Group recognized provision for employee benefits as at December 31, 2006 amounting to Baht 307.06 million. The provision is for staffs whose employment contract starting before November 1995 and are the member of the provident fund, when resign, after taking into account compensation and benefit under provident fund, receiving less than the relinquished old pension scheme, the Company will then compensate such compensation and benefit equally to the old pension scheme.

18. Share Capital

On April 12, 2006, the Company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to be Baht 1 each with 3,322 million ordinary shares or a total of Baht 3,322 million. On November 10, 2006, the Company registered the change in its issued and fully paid-up capital to be 3,286 million ordinary shares at Baht 1 each, or a total of Baht 3,286 million.

The Company reserves ordinary shares for the exercise of warrants to purchase ordinary shares by employees (Employee Stock Ownership Plan or ESOP) for 5 years, total 62 million ordinary shares. The split of its par value affected the exercise right (warrant per ordinary share) from 1 : 1 to be 1 : 5 with the exercise price from Baht 111, 117, 183, 278 and 456 to be Baht 22.2, 23.4, 36.6, 55.6 and 91.2, respectively. As at December 31, 2006, the employees exercised the warrants to purchase 26 million shares. Therefore, outstanding balances of reserved shares are 36 million shares. The details are as follow:-

Date of warrants issued	Exercised price (Baht per share)	Exercised right (warrant per ordinary share)	The number of allotted shared (million shares)	The number of reserved shares (million shares)
August 1, 2002	22.2	1:5	9.65	0.35
August 1, 2003	23.4	1:5	7.05	2.95
August 1, 2004	36.6	1:5	6.41	7.59
August 1, 2005	55.6	1:5	2.89	11.11
August 1, 2006	91.2	1:5	-	14.00
	Total		26.00	36.00

19. Gain (Loss) on Foreign Exchange

	Consolidated		The Company	
	2006	2005	2006	2005
Realized gain (loss) on foreign exchange	(746.53)	1,282.26	(154.11)	116.59
Unrealized gain (loss) on foreign exchange	2,060.46	(1,078.98)	1,244.80	(609.05)
Total	1,313.93	203.28	1,090.69	(492.46)

20. Petroleum royalties and remuneration

	Consolidated		The Company	
	2006	2005	2006	2005
Petroleum royalties	10,930.27	8,149.67	5,891.17	4,731.78
Special remuneration benefits	1,918.44	832.28	-	-
Total	12,848.71	8,981.95	5,891.17	4,731.78

21. Earnings per share

	Consolidated and the Company	
	2006	2005
Net income attributable to shareholders (Million Baht)	28,047.27	23,734.69
Weighted average number of outside ordinary shares in issue (no. of share, Million)	3,279.24	3,269.75
Basic earnings per share (Baht)	8.55	7.26

A diluted earnings per share calculation is carried out to determine the number of shares that could have been acquired at market price (determined as the average share price of the Company's shares during the year) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchase" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution, no adjustment is made to net income.

	Consolidated and the Company	
	2006	2005
Net income attributable to shareholders (Million Baht)	28,047.27	23,734.69
Net income used to determine diluted earnings per share (Million Baht)	28,047.27	23,734.69
Weighted average number of outside ordinary shares in issue (no. of share, Million)	3,279.24	3,269.75
Adjustments for share options (no. of share, Million)	9.37	8.04
Weighted average number of outside ordinary shares for diluted earnings per share (no. of share, Million)	3,288.61	3,277.79
Diluted earnings per share (Baht)	8.53	7.24

22. Segment information

Primary reporting - business segments

	Consolidation for the year ended December 31, 2006						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia	Middle East and others	Southeast Asia		Elimination	Group
Revenues - Third parties	13,681.78	1,147.22	-	2,928.08	-	-	17,757.08
- Related party	62,293.30	9,216.98	-	3,387.44	-	(3,387.44)	71,510.28
Total Revenues	**75,975.08**	**10,364.20**	**-**	**6,315.52**	**-**	**(3,387.44)**	**89,267.36**
Operating expenses	6,142.81	3,932.71	13.04	138.33		(3,738.67)	6,488.22
Administrative expenses	1,531.19	396.64	222.23	22.31			2,172.37
Exploration expenses							
- Dry hole	89.75	1,485.97	7.34				1,583.06
- Geological and geophysical	558.01	977.08	513.50				2,048.59
Depreciation, depletion and amortization	13,760.15	610.81	13.55	240.86			14,625.37
Royalties and remuneration	11,590.77	1,257.94					12,848.71
(Gain) loss on foreign exchange	(1,030.29)	64.72					(965.57)
Share of loss from associates					9.16		9.16
Total Expenses	**32,642.39**	**8,725.87**	**769.66**	**401.50**	**9.16**	**(3,738.67)**	**38,809.91**
Segment result	**43,332.69**	**1,638.33**	**(769.66)**	**5,914.02**	**(9.16)**	**351.23**	**50,457.45**
Depreciation - general							(281.28)
Administrative expenses - general							(845.12)
Operating profit							**49,331.05**
Other income, net							202.59
Finance costs - Interest income							939.15
- Interest expenses							(1,114.37)
Gain on foreign exchange							348.36
Director's remuneration							(35.23)
Income before tax							**49,671.55**
Tax - Project	(19,633.70)	(866.61)		(1,700.01)			(22,200.32)
- Group							576.04
Net Income	**23,698.99**	**771.72**	**(769.66)**	**4,214.01**			**28,047.27**
Assets							
Segment assets	98,068.98	18,255.41	6,178.47	5,943.35	1,006.71		129,452.92
Investments under equity method					418.70		418.70
Unallocated assets							28,197.09
Consolidated total assets							**158,068.71**
Liabilities							
Segment liabilities	52,424.95	5,772.30	880.74	1,938.69	198.90		61,215.58
Unallocated liabilities							8,328.68
Consolidated total liabilities							**69,544.26**
Capitalization costs	**31,448.52**	**5,137.09**	**2,286.62**	**(1,007.36)**	**545.31**		**38,410.18**

	Consolidation for the year ended December 31, 2005						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia	Middle East and others	Southeast Asia		Elimination	Group
Revenues - Third parties	6,871.82	1,618.94		1,997.45			10,488.21
- Related party	49,459.42	8,407.42		3,147.96		(3,147.96)	57,866.84
Share of gain from associates		40.21			166.38		206.59
Total Revenues	**56,331.24**	**10,066.57**	**-**	**5,145.41**	**166.38**	**(3,147.96)**	**68,561.64**
Operating expenses	4,707.80	3,664.28		153.76		(3,177.11)	5,348.73
Administrative expenses	1,459.01	370.96	139.77	26.60			1,996.34
Exploration expenses							
- Dry hole	94.92	79.62	241.15				415.69
- Geological and geophysical	490.47	176.30	130.56				797.33
Depreciation, depletion and amortization	8,355.10	584.60	4.86	240.15			9,184.71
Royalties and remuneration	7,911.19	1,070.76					8,981.95
(Gain) loss on foreign exchange	551.44	(19.42)					532.02
(Gain) loss from divestment	(26.43)	577.87			(480.75)		70.69
Total Expenses	**23,543.50**	**6,504.97**	**516.34**	**420.51**	**(480.75)**	**(3,177.11)**	**27,327.46**
Segment result	**32,787.74**	**3,561.60**	**(516.34)**	**4,724.90**	**647.13**	**29.15**	**41,234.18**
Depreciation - general							(254.80)
Administrative expenses - general							(767.67)
Operating profit							**40,211.71**
Other income, net							108.57
Finance costs - Interest income							709.33
- Interest expenses							(1,355.21)
Gain on foreign exchange							735.30
Director's remuneration							(35.79)
Income before tax							**40,373.91**
Tax - Project	(14,096.32)	(1,269.80)		(1,288.33)			(16,654.45)
- Group							15.23
Net Income	**18,691.42**	**2,291.80**	**(516.34)**	**3,436.57**			**23,734.69**
Assets							
Segment assets	69,853.21	15,654.20	3,622.74	6,952.86	822.27		96,905.28
Investments under equity method					397.86		397.86
Unallocated assets							46,014.20
Consolidated total assets							**143,317.34**
Liabilities							
Segment liabilities	29,267.24	6,469.24	469.65	2,249.43	201.15		38,656.71
Unallocated liabilities							32,963.31
Consolidated total liabilities							**71,620.02**
Capitalization costs	**37,168.12**	**3,141.71**	**3,119.91**	**12,138.65**	**263.99**		**55,832.38**

The Group is organized into the following business segments:

- Exploration and production segment, the Group operates in oil and gas exploration and production activities both in domestic and overseas, either as an operator or as a joint venture partner with international oil and gas companies. Most of domestic projects locate in the *Gulf of Thailand*. Overseas projects locate in Southeast Asia, Middle East and North Africa. As at balance sheet date, the Group had 11 projects under production phase and 23 projects in development and exploration phases.
- Overseas pipeline segment, the Group has investments with its joint venture partners to operate pipeline to transport natural gas from the exploration and production projects where the Group had working interest i.e. Yadana and Yetagun projects.
- Other segments, other operations of the Group mainly comprise investment in a project strategically connected to energy business. Neither of which constitute a separately reportable segment.

Secondary reporting – geographical segments

The Group's 2 business segments are managed on a worldwide basis. They operate in 3 main geographical areas:

	Consolidation for the year ended December 31, 2006			
	Thailand	Other Southeast Asia	Middle East and others	Group
Revenues - Third parties	13,681.78	4,075.30	-	17,757.08
- Related party	62,293.30	9,216.98	-	71,510.28
Segment assets	99,075.69	24,198.76	6,178.47	129,452.92
Investments under equity method	418.70	-	-	418.70
Capitalization costs	31,993.83	4,129.73	2,286.62	38,410.18
Consolidated total assets	127,691.48	24,198.76	6,178.47	158,068.71

	Consolidation for the year ended December 31, 2005			
	Thailand	Other Southeast Asia	Middle East and others	Group
Revenues - Third parties	6,871.82	3,616.39	-	10,488.21
- Related party	49,459.42	8,407.42	-	57,866.84
Segment assets	70,675.48	22,607.06	3,622.74	96,905.28
Investments under equity method	397.86	-	-	397.86
Capitalization costs	37,432.11	15,280.36	3,119.91	55,832.38
Consolidated total assets	117,087.54	22,607.06	3,622.74	143,317.34

23. Disclosure of Financial Instruments

Foreign Currency Risk

The Company and subsidiaries have loans and bonds in foreign currency incurred from raising funds in foreign financial markets. They have a policy to manage the foreign currency risk consequently arising from changes in currency exchange rates by utilizing financial instruments such as currency swap agreements as discussed in Note 14.

Interest Rate Risk

The Company and subsidiaries are aware of the interest rate risk pertaining to financial assets and liabilities which arises from the movements in market interest rates and will affect the operating results of the Company and subsidiaries both in the current and the future periods. Therefore, in order to hedge this interest rate risk, the Company and subsidiaries have a policy of good management of assets and liabilities by which the structure and features of transactions in assets, liabilities and shareholders' equity are aligned with each other, and interest rate swap agreements are utilized, as discussed in Note 14.

Fair Value of Financial Instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows:

	As at December 31, 2006	
	Carrying amount	Fair value
Yen 23 billion of unsecured and unsubordinated bond	7,033.10	7,237.40
Cross currency interest and principal swaps for Yen 23 billion bond	7,002.59	7,099.38
Baht 2,500 million of unsecured and unsubordinated bond	2,500.00	2,450.73
Cross currency interest and principal swaps for Baht 2,500 million bond	2,203.82	1,852.30

24. Dividend

On April 5, 2006, the annual general meeting of the shareholders approved payment of a dividend for the year 2005 of Baht 13.50 per share to the Company's shareholders. The Company made an interim dividend payment to the shareholders, for the first-half-year operations of 2005 at the rate of Baht 5.50 per share and still has to pay the dividend for the second-half-year operations of 2005 at the rate of Baht 8 per share.

The Company has estimated the dividend to its shareholders for the year 2006 of Baht 3.21 per share. The Company made an interim dividend payment to the shareholders, for the first-half-year operations of 2006 at the rate of Baht 1.71 per share and still has to pay the dividend for the second-half-year operations of 2006 at the rate of Baht 1.50 per share. This dividend will be paid upon approval by the annual general meeting of the shareholders.

25. Commitment and Contingent Liabilities

As at December 31, 2006, the Company had contingent liabilities which are letters of guarantee amounting to Baht 23.49 million in the financial statements of the Company and Baht 186.89 million in the consolidated financial statements.

On January 23, 2004, the Company signed the Gas Sales Agreement for Arthit project with PTT. Following the gas sales condition, the Company has commitment to pay to PTT approximately USD 32 million.

On January 28, 2005, the Board of Directors of the Company approved to provide a loan to Energy Complex Company Limited (EnCo) based on shareholding ratio of 50%, in the amount of Baht 800 million, being a part of the total loan amount Baht 1,600 million. The Company provided the first loan installment amounting to Baht 30 million in January 2007.

26. Significant Events During the Period

On March 15, 2006, PTTEPT was granted approval from the Cabinet to be the operator in the concession block G9/48 with 84% participation interest and block G12/48 with 44.4445% participation interest.

On June 19, 2006, PTTEPI was granted the additional petroleum right of 6.375% interest in G4/43 project. As a result, PTTEPI will have 21.375% participation interest. It is on the process of the approval from the Thai Government.

On June 28, 2006, PTTEP OM signed the exploration and production sharing agreement for Oman 58 project. PTTEP OM is the operator with 100% participation interest.

On November 24, 2006, PTTEPB signed a Farm-in/Farm-out Agreement for Bengara I project with PT Medco E&P Bengara, with 40% participation interest.

On November 24, 2006, PTTEPS was granted approval from the Cabinet to be the operator in L21, 28 & 29/48 project with 100% participation interest.

On December 6, 2006, the Company was granted the right for petroleum exploration and production in Rommana project and Sidi Abd El Rahman Offshore project in Arab Republic of Egypt with 30% interest. It is on the process of the approval from the Egyptian Government.

27. Events after Balance Sheet Date

On January 5, 2007, PTTEPI have exercised its preemption right to purchase an additional 3.333334% participation interest in Cambodia B from CE Cambodia B Ltd. (CEL). As a result, PTTEPI will increase its participation interest to 33.333334%. The existing joint venturers have offered to purchase the entire participation interest of CEL for USD 3.5 million. The joint venturers will pay the upfront amount of USD 1 million to CEL after receiving the approval from Cambodian government and will be required to start the payment of the remaining amount when production reaches 100 million barrels of oil equivalent onwards.

On January 12, 2007, the Company incorporated PTTEP Thai Projects Company Limited with registered capital Baht 1 million, consisting of 100,000 ordinary shares at Baht 10 each, with 100% shareholding by PTTEPT.

On January 16, 2007, PTTEPO was granted approval from the Cabinet to be the operator in the concession block A4/48, A5/48, and A6/48 with 100% interest.

Reference is made to PTTEP's resolution of the 1998 General Shareholders' Meeting, regarding the approval to issue and offer bonds denominated for the amount up to Baht 10 billion. Consequently, the Company issued the bonds amounted to Baht 6,500 million. With the remaining balance, the Company can issue up to Baht 3,500 million for the next bond issuance. On February 12, 2007, the Company issued and offered 3,500,000 unsecured and unsubordinated bonds with a face value of Baht 1,000 each, totaling Baht 3,500 million. The bonds bear interest at a rate of 4.88% per annum, payable every six months on February 12 and August 12 of each year, and have a maturity period of 3 years, to be redeemed on February 12, 2010.

The Board of Director authorized for issue of the financial statements on January 30, 2007.

2. Management Discussion and Analysis of Operating Results in 2006

2.1 PTTEP Performance

In 2006, the Thai business environment changed dramatically due to political change and the volatility of oil prices, which rose continuously from beginning of the year until peaking in August and then slightly fell until during the rest of the year. These factors led to a difficult business year. However, the National Economic and Social Development Board (NESDB) estimated an economic growth of approximately 5% for 2006.

Notable business developments at PTTEP and its subsidiaries in 2006 are summarized here.

Regarding petroleum sales, PTTEP's sales volume averaged 169,348 barrels of oil equivalent per day (BOED) in 2006, which was lower than the target of 179,000 BOED set earlier in 2006. The reasons for this decrease can be traced to the decrease of sales volume in the Nang Nuan project due to technical issues, and the postponement of gas production in the Oman 44 project. PTTEP's total revenue was Baht 91,723 million and its net profit was Baht 28,047 million or Baht 8.53 per share-diluted.

In 2006, PTTEP and its subsidiaries maintained impressive petroleum discovery results with a success ratio at 18:26 exploration/appraisal wells, which was higher than the international standard of 1:6.

Regarding value creation in the existing projects, the Phu Horm project, in which PTTEP is a partner, initiated gas production in November 2006. In addition, in 2006 PTTEP and its subsidiaries signed petroleum agreements regarding the following projects: a Gas Sales Agreement (GSA) for the S1 project with Ratchaburi Energy Company Limited, an Amendment Agreement to the Export Gas Sales Agreement (EGSA) of the Yadana project, and a Crude oil Sales Agreement for the Shams field in the Oman 44 project.

PTTEP and its subsidiaries continuously expanded its investment in E&P business in both Thailand and overseas as following, 5 concession blocks in Thailand (L21/48, L28/48, L29/48, G9/48, and G12/48), Block 58 in Oman, Bengara-1 in Indonesia, in addition to receiving in principle as the winners of Block 2 and Block 8 in Egypt.

PTTEP has always stressed the high importance of good corporate governance and is determined to improve its standards at all times. In 2006, PTTEP was evaluated by the Thai Rating and Information Services Co., Ltd. (TRIS) and received the rating of "very good" in good corporate governance.

However, there was a setback in the Oman 44 project because of its postponement of its first production from the second quarter of 2006 to the first quarter of 2007.

-2-/ *2.2 Results of Operations........*

2.2 Results of Operations

On April 12, 2006 PTTEP amended its par value from 5 Baht to 1 Baht per share in accordance with the resolution of the 2006 General Shareholders Meeting. The adjustment of the Company's par value resulted in an increase in its ordinary shares from 664,400,000 shares to 3,322,000,000 shares and also affected the Exercise Price and Exercise Ratio of the warrants under the Company's Employee Stock Ownership Plan (ESOP) for the year 2002-2005; and for the year 2006 in which the 2006 General Shareholders' Meeting approved the issuing and offering of 2.8 Million units of warrants to its management and employees at the exercise price of Baht 456.

In 2006, PTTEP paid an interim dividend based on its half-year performance to its shareholders at Baht 1.71 per share on August 28, 2006. This complied with the resolution of the Board of Directors' Meeting dated 28 July, 2006.

On October 2, 2006 PTTEPI redeemed its unsubordinated bonds- Yankee Bond which carried an interest rate of 7.625% per annum with a maturity of 10 years. The redemption included the principal of USD 200 million. As of December 31, 2006 PTTEP and its subsidiaries have liabilities, comprised of Bonds at the amount of MM 254.11 USD or equivalent to Baht 9,503 MM

2.2.1 <u>Results of Operations - Quarterly Comparison</u>

Earnings summary (Unit : Millions of Baht, excepting Baht per share amounts)	3rd Quarter 2006	4th Quarter 2006	4th Quarter 2005
Income from continuing operations			
Exploration and production	5,651	5,224	5,712
Pipelines	1,138	1,088	759
Others	24	(194)	346
Total net income	**6,813**	**6,118**	**6,817**
Diluted earnings per share – from continuing operations	2.07	1.86	2.08
Total Revenues - from Current Operational Results	23,896	21,449	21,793

Fourth Quarter of 2006 compared with Fourth Quarter of 2005

For the results of operations in the fourth quarter of 2006, PTTEP and its subsidiaries' net profit was Baht 6,118 million or Baht 1.86 per share-diluted, a decrease of Baht 699 million or 10% from the same period last year, in which net profit was Baht 6,817 million or Baht 2.08 per share-diluted.

For this quarter, the total revenue was Baht 21,449 million, a decrease of Baht 344 million or 2% from the same period last year (Baht 21,793 million). The decrease was mainly due to the lower petroleum sales of Baht 255 million or 1%, resulting from the lower sales volume in this quarter to 165,465 barrels of oil equivalent per day (BOED) compared with the same period last year of 171,333 BOED. The decreased sales volume

-3-/ mainly came from........

mainly came from the crude oil sales volume from the B8/32 & 9A and Nang Nuan projects and natural gas sales volume from the Yetagun project relevant to the decrease in the benefit of cost recovery in portion of production sharing since April 2006. However, the average petroleum sales price increased to USD 35.92 per barrel of oil equivalent (BOE) against the same period last year (USD 31.59 per BOE).

PTTEP and its subsidiaries received higher revenue from pipeline transportation, which was proportionally recorded from gas pipeline transportation in Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC).

In addition, there was a gain in divestment amounting to Baht 507 million in the same period last year, mainly from the divestment in Thai Oil Power Co. Ltd

PTTEP and its subsidiaries incurred expenses in this quarter of Baht 9,809 million, an increase of Baht 297 million or 3% from the same period last year (Baht 9,512 million). This increase was the net effect of

(1) Increased exploration expenses, mainly due to the write-off of dry wells in the Vietnam 16-1, the higher 3D seismic cost from Vietnam 16-1 and Algeria 433a&416b, and the 2D seismic cost from the Iran Saveh project.

(2) Higher depreciation and amortization expenses, mainly from the depreciation of the B8/32 & 9A and S1 projects as a result of additional completed oil and gas properties.

(3) Lower operating expenses, mainly due to the revision of the operating contract rate as per the new agreement in the Nang Nuan project.

PTTEP and its subsidiaries had a share of the gain from investment amounting to Baht 4 million as a result of the net gain from PTT ICT Solution Co. Ltd. amounting to Baht 10 million and the net loss from Energy Complex Co. Ltd. amounting to Baht 6 million.

For this quarter, PTTEP and its subsidiaries had a foreign exchange gain of Baht 292 million from the strengthened Baht.

PTTEP and its subsidiaries incurred higher income tax expenses of Baht 236 million mainly due to the higher deferred income tax, which resulted from the additional revision of the provisional decommissioning liability.

<u>Fourth Quarter of 2006 compared with Third Quarter of 2006</u>

For the results of operations in the fourth quarter of 2006, PTTEP and its subsidiaries' net profit was Baht 6,118 million or Baht 1.86 per share-diluted, a decrease of Baht 695 million or 10% from the previous quarter's net profit of Baht 6,813 million, or Baht 2.07 per share-diluted.

-4-/ For this quarter........

For this quarter, the total revenue was Baht 21,449 million, a decrease of Baht 2,447 million or 10% from the previous quarter (Baht 23,896 million). This decrease was mainly due to lower petroleum sales of Baht 2,478 million, resulting from the decreased average petroleum sales price to USD 35.92 per BOE against the previous quarter (USD 38.25 per BOE). In addition, sales volume decreased in this quarter to 165,465 BOED when compared with the previous quarter (168,830 BOED), resulting from the lower natural gas and condensate sales volume from the Bongkot and Pailin projects.

In this quarter, PTTEP and its subsidiaries incurred expenses of Baht 9,809 million, a decrease of Baht 1,549 million or 14% from the previous quarter (Baht 11,358 million). This decrease was mainly the net effect of

(1) Decreased depreciation in the B8/32 and Bongkot projects, mainly from the additional proved reserves and proved developed reserves in this quarter.

(2) Lower exploration expenses, mainly due to the write-off of dry wells in the Vietnam 16-1 in this quarter. In addition, the higher 3D seismic cost from the Algeria 433a&416b project and the 2D seismic cost from the Iran Saveh project. In the previous quarter, there was the write-off of dry wells in the Myanmar M7&M9, Vietnam 16-1, L22/43 and G4/43 projects.

(3) Decreased petroleum royalties and remuneration as a result of lower sales revenue and the cost of Special Remuneratory Benefits under Petroleum Act (No.4) B.E. 2532.

(4) Increased operating expenses, mainly from the operating cost in the Nang Nuan and B8/32 projects, and the maintenance cost from the Bongkot, S1 and Phu Horm projects.

PTTEP and its subsidiaries incurred lower income tax expenses of Baht 53 million due to decreased taxable profit.

2.2.2 Results of Operations – The Full Year Comparison

Earning summary (Unit : Millions of Baht excepting Baht per share amounts)	Full Year 2006	 2005
Income from continuing operations		
Exploration and production	23,701	20,948
Pipelines	4,214	3,437
The others	132	(650)
Total net income	**28,047**	**23,735**
Diluted earnings per share – from continuing operations	8.53	7.24
Total Revenues - from Current Operational Results	91,723	69,583

For the results of operations for the year 2006, PTTEP and its subsidiaries' net profit was Baht 28,047 million or Baht 8.53 per share-diluted, an increase of Baht 4,312 million or 18% when compared with the year 2005 net profit of Baht 23,735 million or Baht 7.24 per share-diluted. Return on shareholders' equity for this year was 35.01%

-5-/ For the year 2006.......

For the year 2006, total revenues of PTTEP and its subsidiaries amounted to Baht 91,723 million, an increase of Baht 22,140 million or 32% when compared with Baht 69,583 million for the previous year. This increase was mainly due to an increase in sales of petroleum of Baht 19,981 million or 30%, resulting from the higher average petroleum sales price to USD 36.52 per BOE when compared with last year at USD 29.37 per BOE and sales volume increased to 169,348 BOED when compared with the last year (153,531 BOED). The higher sales volume derived mainly from the crude oil sales volume from the B8/32 & 9A and S1 projects and the natural gas sales volume from the Pailin, Bongkot and Yadana projects.

For this year, the sales volume of the Yetagun project decreased in relevant to the decrease in the benefit of cost recovery in portion of production sharing since April 2006.

PTTEP and its subsidiaries received higher revenue from pipeline transportation, which was proportionally recorded from gas pipeline transportation in Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC), and the rising interest income as a result of a higher fixed deposit. In addition, the other income increased mainly due to the revenue from the training center of PTTEP Services, the service income from petroleum supply base and the management fee from Orange Energy Limited.

PTTEP and its subsidiaries incurred expenses for this year amounting to Baht 40,937 million, an increase of Baht 13,083 million or 47% when compared with Baht 27,854 million last year. This increase was the effect of

(1) Higher depreciation and amortization expenses, mainly due to the additional completed assets in the B8/32 & 9A, S1 and PTTEP1 projects, and the amortization of the excess of the acquiring cost in Orange Energy Limited and B8/32 Partners Limited.

(2) Increased exploration expenses, mainly due to the write-off of dry wells in the Myanmar M7&M9, Vietnam 16-1, L22/43 and G4/43 projects including the 3D seismic cost from the Bongkot, Myanmar M7&M9, Vietnam 16-1, Algeria 433a&416b and G12/48 projects, and 2D seismic cost from the Iran Saveh project.

(3) Rising operating expenses, mainly due to the cost from the B8/32 & 9A, Phu Horm and Arthit projects, mainly as a result of higher operating activities. In addition, the logistic and maintenance cost from the Bongkot project including the maintenance cost from the S1 project.

(4) Increased administration expenses, mainly due to higher operating activities from the B8/32 & 9A, Petroleum Supply Base, Algeria 433a&416b, Phu Horm, Oman 44, Iran Saveh, Indonesia Merangin-1 and Myanmar M7&M9 projects, including the amortization of up-front payment to PTT Public Co. Ltd. in accordance with Bongkot Gas Sales Agreement.

(5) Higher petroleum royalties and remuneration as a result of higher sales revenue and the cost of Special Remuneratory Benefits under Petroleum Act (No.4) B.E. 2532.

-6-/ PTTEP and its subsidiaries.......

PTTEP and its subsidiaries had a foreign exchange gain for the year 2006 amounting to Baht 1,314 million when compared with the year 2005 at Baht 203 million because of the strengthened Baht.

For the year 2006, PTTEP and its subsidiaries incurred higher income tax expenses of Baht 4,985 million as a result of higher taxable profits and the additional revision of provisional decommissioning liability.

2.3 Financial position

As of December 31, 2006, PTTEP and its subsidiaries had total assets of Baht 157,813 million, or Baht 14,496 million (10%) higher than at the end of 2005. This increase was mainly due to an increase in oil and gas properties of Baht 22,281 million, mainly from the higher investment in the Arthit, Oman 44, S1, Pailin, Vietnam9-2, Vietnam 16-1, MTJDA and Myanmar M7&M9 projects whereas the decreased current assets amounted to Baht 7,587 million were mainly due to the lower cash and cash equivalent from the investment in oil and gas properties, bond repayment, income tax payment and dividend payment.

Most of the current assets as of December 31, 2006 were cash and cash equivalents, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, Energy Complex Co., Ltd., and PTT ICT Solutions Co., Ltd. presented under the title of Investment Accounted for under Equity Method.

PTTEP and its subsidiaries had total liabilities of Baht 69,288 million, which were lower than at the end of 2005 by Baht 2,332 million, mainly resulting from bond repayment amounting to Baht 8,259 million. However, there was additional revision of provisional decommissioning liability amounting to Baht 3,693 million and the higher accrued expenses of Baht 2,236 million.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004, 2.8 million units on August 1, 2005 and 2.8 million units on August 1, 2006, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share, Baht 278 per share and Baht 456 per share respectively. As of April 12, 2006 the company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to Baht 1 each with 3,322 million ordinary shares. The change of its par value affected the exercise ratio of the warrants from 1:1 to 1:5 including the exercise price from Baht 111, Baht 117, Baht 183, Baht 278 and Baht 456 to Baht 22.20, Baht 23.40, Baht 36.60, Baht 55.60 and Baht 91.20 respectively. As of December 31, 2006, the total number of shares exercised was 26 million shares and the outstanding number of warrants was 7.2 million units.

On November 10, 2006 the Company registered the change in its registered paid-up capital to Baht 3,286.00 million for the issuance and paid-up amount of 3,286.00 million ordinary shares.

As of December 31, 2006, PTTEP and its subsidiaries had a net cash flow from operations of Baht 42,215 million. The majority of this was cash received from operating activities.

-7-/ PTTEP and its subsidiaries........

PTTEP and its subsidiaries had a net cash flow used in investment activities of Baht 35,166 million, mainly resulting from (1) the higher investment in oil and gas properties in the Arthit, Oman 44, S1, Pailin, Vietnam 9-2, Vietnam 16-1, MTJDA and Myanmar M7&M9 projects (2) the investment in PTT ICT Solutions Co., Ltd. amounting to Baht 30 million.

PTTEP and its subsidiaries had a net cash flow used in financing activities of Baht 18,691 million due to (1) bond repayment of Baht 8,235 million (2) a dividend payment for the second half of 2005 to shareholders, Baht 8 per share, amounting to Baht 5,239 million (3) 2006 interim dividend payment to shareholders, Baht 1.71 per share, amounting to Baht 5,616 million and (4) cash received from the issuance of ordinary shares for the exercise of warrants of Baht 401 million.

As of December 31, 2006, PTTEP and its subsidiaries had cash and cash equivalents of Baht 18,521 million, a decrease of Baht 11,986 million from the end of 2005. The company invested its surplus cash in short-term financial instruments carrying low risks such as Treasury Bills, Promissory Notes, and deposits with commercial banks, where emphasis is given to security and liquidity.

Regarding protection against potential risks which may affect its projects, PTTEP purchased insurance coverage by considering all types of perils and appropriate sum-insured policies related to each project. For 2006, the premiums on these policies remained high relative to those of the year 2005. However, the Company continued to purchase sufficient insurance coverage as it has done in the past.

On March 16, 2006, TRIS Rating upgraded the company rating and issue rating of PTTEP from AA+ to AAA, the highest rating in Thailand. The upgrade reflects the company's strengthened financial profile, the continued strong petroleum prices, the company's ability to finance growth without weakening its financial strengths, and the Thai government's support to the company in petroleum exploration and production business. As of December 31, 2006, PTTEP's credit ratings are as follows;

- A2 for its Long-term foreign currency rating by Moody's Investors Service
- BBB+ for its Long-term foreign currency rating, and
  BBB+ for its Long-term local currency rating by Standard and Poor's Ratings Services
- A- by Japan Credit Rating Agency, Limited
- AAA by TRIS Rating Company Limited

2.3 Impacts on Operational Results

The petroleum exploration and production industry is a volatile business. PTTEP has to monitor closely the situation in order to be able to respond suitably. The risk factors that may influence PTTEP are summarized as follows:

The first risk is concern about the increased cost of goods and services in the E&P business and the shortage of service providers as a result of the fierce competition currently existing in the E&P business, particularly when oil prices are high. PTTEP has a mitigation plan to effectively contain costs by applying several approaches. Firstly,

-8-/ PTTEP has applied........

PTTEP has applied a concept of synergy and economy of scale for a long-term procurement of long lead items necessary for supporting both onshore and offshore projects. Secondly, PTTEP has applied the concept of sharing operational facilities such as jetty and helicopter services. Thirdly, PTTEP has applied engineering concepts to streamline well and wellhead platform design to reduce costs.

The second risk is the volatility of oil prices which is a significant factor for making decisions on investment. To deal with this volatility, PTTEP has applied a risk management approach to handling the volatility of oil prices by instituting a safeguard investment on the M&A of producing assets with unit cost controls. In addition, PTTEP has closely monitored and studied the best possible approach regarding unpredictable oil prices, hedging with a clear direction on risk management of these volatile oil prices and not just focusing on profitability.

Geopolitical uncertainty is the third risk that may affect PTTEP investments. Geopolitical risk management matrix and mitigation has been applied by employing scenario planning with a warning system that would alert PTTEP of current events and trends that might impact the PTTEP portfolio and investments.

The fourth is a human resources shortage risk. PTTEP realizes the importance of a strong human resources team as a strategic partner for its sustainable growth. PTTEP has continuously improved its capability in terms of human resources. Key process improvements are a high potential development system and a competency management system. In addition, PTTEP is seriously considering the use of Thai contracted personnel, expatriate secondees and contractors, and local personnel in international assets to meet urgent requirements, given a shortage of human resources in these locations.

Other factors, which may affect the company performance both in short and long term are also elaborated in the section of risk factors to be disclosed in report 56-1 in 2006 and the 2006 Annual Report.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

Unit : Baht

	Consolidated			
	For the fourth quarter		For the year	
	2006	2005	2006	2005
Revenues				
Sales	20,148,607,078	20,404,157,615	86,339,273,751	66,357,593,069
Revenue from pipeline transportation	801,881,116	563,138,415	2,928,083,487	1,997,453,404
Other revenues				
Gain on foreign exchange	292,534,140	39,326,597	1,313,928,593	203,282,913
Interest income	190,123,687	177,908,029	939,145,960	709,331,642
Gain from divestment	-	507,181,620	-	-
Others	12,459,573	35,354,522	202,587,964	108,566,715
Share of profit from investments accounted for under equity method	3,576,797	66,818,554	-	206,594,489
Total revenues	**21,449,182,391**	**21,793,885,352**	**91,723,019,755**	**69,582,822,232**
Expenses				
Operating expenses	1,734,614,284	2,004,169,683	6,488,216,264	5,348,729,599
Exploration expenses	1,110,205,708	382,270,962	3,631,646,309	1,213,024,874
General administrative expenses	974,287,160	915,650,129	3,017,492,241	2,764,010,917
Petroleum royalties and remuneration	2,637,317,585	3,221,219,856	12,848,706,315	8,981,950,749
Other expenses				
Depreciation, depletion and amortization	3,325,544,960	2,960,462,528	14,906,652,305	9,439,508,554
Director's remuneration	27,241,758	28,799,552	35,229,285	35,793,302
Loss from divestment	-	-	-	70,692,085
Share of loss from investments accounted for under equity method	-	-	9,158,411	-
Total expenses	**9,809,211,455**	**9,512,572,710**	**40,937,101,103**	**27,853,710,080**
Income before interest and income taxes	**11,639,970,936**	**12,281,312,642**	**50,785,918,652**	**41,729,112,152**
Interest expenses	163,912,098	342,231,691	1,114,368,134	1,355,208,134
Income taxes	5,357,862,072	5,121,896,743	21,624,279,138	16,639,216,397
Net income	**6,118,196,766**	**6,817,184,208**	**28,047,271,380**	**23,734,687,621**
Earnings per share				
Basic earnings per share	1.86	2.08	8.55	7.26
Diluted earnings per share	1.86	2.08	8.53	7.24

(A) PTTEP and its Subsidiaries' Petroleum Reserves Report As of December 31, 2006

The total Proved Reserves of PTT Exploration and Production Public Company Limited (PTTEP) and its Subsidiaries as of December 31, 2006 are shown in the attached table. The Proved Reserves are reviewed annually by company's earth scientists and reservoir engineers to ensure rigorous professional standards. The Proved Reserves are reported on a gross basis, which includes the company's net working interest and related host country's interest.

No reserve quantities have been recorded for the company on Blocks B, 48/95, 52/97, 16-1 Projects in offshore Vietnam, Block G4/43 in Gulf of Thailand, Myanmar M7&M9 in Gulf of Mataban and Block 433a&416b in Algeria because no commercial arrangement has been established for the discoveries.

The total Proved Reserves (Consolidated Companies) as of December 31, 2006 of PTTEP and its subsidiaries are 156 Million Stock Tank Barrels (MMSTB) for crude oil and condensate, and 5,001 Billion Standard Cubic Feet (BSCF) for gas. The total Proved Reserves (Consolidated Companies) in term of oil equivalent is 923 Million Barrels (MMBOE).

The total production in 2006 (Consolidated Companies) is 71 MMBOE or equivalent to the production rate of approximately 194,000 Barrels of Oil Equivalent per Day (BOED), approximately 10,000 BOED or 5% increase from last year. The production increase was mainly attributed to the increase of petroleum production from B8/32 & 9A, Pailin, and Bongkot projects, the initially putting on production from Phu Horm and Oman 44 project in 2006.

	Proved Reserves of Crude oil and Condensate[1]			Proved Reserves of Nature Gas[1]			Proved Reserves of Crude oil, Condensate and Natural Gas[1] Barrel of Oil Equivalent		
	(Million of barrels)			(Billion of cubic feet)			(Million of barrels)		
	Domestic[2]	Foreign	Worldwide	Domestic[2]	Foreign	Worldwide	Domestic[2]	Foreign	Worldwide
Company's share of reserves of consolidated companies									
As of December 31, 2004	**129**	**10**	**139**	**3,179**	**1,832**	**5,011**	**645**	**254**	**899**
1) Revision of previous estimates	(4)	-	(4)	20	(1)	19	8	(1)	7
2) Improved recovery	-	-	-	-	-	-	-	-	-
3) Extensions and discoveries	3	4	7	212	94	306	37	22	59
4) Purchases/Sales of Petroleum in Place	27	-	27	128	-	128	52	-	52
5) Production	(17)	(1)	(18)	(214)	(92)	(306)	(54)	(13)	(67)
Total consolidation companies As of December 31, 2005	**138**	**13**	**151**	**3,325**	**1,833**	**5,158**	**688**	**262**	**950**
Company's share of reserves of consolidated companies									
As of December 31, 2005	**138**	**13**	**151**	**3,325**	**1,833**	**5,158**	**688**	**262**	**950**
1) Revision of previous estimates	(1)	-	(1)	67	(1)	66	-	-	-
2) Improved recovery[3]	11	-	11	17	-	17	15	-	15
3) Extensions and discoveries[4]	-	15	15	31	44	75	6	23	29
4) Purchases/Sales of Petroleum in place	-	-	-	-	-	-	-	-	-
5) Production	(19)	(1)	(20)	(221)	(94)	(315)	(57)	(14)	(71)
Total consolidation companies As of December 31, 2006	**129**	**27**	**156**	**3,219**	**1,782**	**5,001**	**652**	**271**	**923**

(1) The Proved Reserves are reported on a gross basis which includes the company's net working interest and the related host country interest.

(2) Includes JDA Project

(3) Waterflooding techniques in S1 project.

(4) PTTEP discovers and plan to develop the new proved reserves in Bangkot project, Oman 44 project, and Vietnam 9-2 project.

(B) Capitalized costs relating to oil and gas producing activities

Capitalized costs represent cumulative expenditures for proved and unproved properties, and support equipment and facilities used in oil and gas exploration and production operations together with related accumulated depreciation, depletion and amortization.

Proved properties include exploration & development wells, equipment, transportation pipeline and related producing facilities associated with proved reserves project. Unproved properties represent amounts associated with non-proved reserve project. Support equipment and facilities include warehouse, field offices, vehicles and movable assets used in oil and gas producing activities.

The net capitalized costs represent the undepreciated value for these assets.

(Million Baht)	**2006**	**2005**
Proved properties	179,972	151,965
Unproved properties	6,995	3,326
Accrued decommissioning costs	11,790	7,254
Support equipment and facilities	2,683	2,483
Gross capitalized costs	**201,440**	**165,029**
Accumulated depreciation, depletion, and amortization	(81,545)	(67,220)
Net capitalized costs	**119,895**	**97,809**
Capitalized costs of equity company	-	-

(C) Costs Incurred in oil and gas property acquisition, exploration, and development activities

Costs incurred represent amounts both capitalized and charged to expense during the year. Property acquisition costs include costs to purchase proved and unproved properties.

Exploration costs include the costs of geological and geophysical work, carrying and retaining undeveloped properties, and drilling and equipping exploratory wells.

Development costs include costs associated with drilling and equipping development wells, improved recovery systems, facilities for extraction, treating, gathering and storage, producing facilities for existing developed reserves, and costs associated with transportation pipeline.

(Million Baht)	2006			2005		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Acquisition of properties						
- Proved	410	(1)	409	19,736	-	19,736
- Unproved	84	303	387	-	243	243
Exploration costs [1]	1,448	5,112	6,560	2,705	3,863	6,569
Development costs	25,852	2,209	28,061	15,016	2,787	17,803
Total	27,794	7,623	35,417	37,457	6,893	44,351
Costs incurred of equity Company	-	-	-	-	-	-

(1) Exploration costs include transferring of exploration well costs to development well costs for future production.

(D) Results of operation for producing activities

Results of operations from oil and gas producing activities for the year 2005 and 2004 are shown in the following table.

Operating costs include lifting costs incurred to operate and maintain productive wells and related equipment. Exploration expenses consist of geological and geophysical costs, and dry hole costs. General administrative expenses are expenses directly related to oil and gas producing activities. Depreciation, Depletion and Amortization expense relates to capitalized costs incurred in acquisition, exploration and development activities, transportation pipeline, including amortized decommissioning costs.

Other income/expenses include pipeline transportation income and foreign exchange gains and losses.

Income tax expenses are based on the tax effects arising from the operations.

General corporate overhead and interest costs are excluded from the results of operations.

	2006			2005		
(Million Baht)	**Domestic**	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
Gross revenues :						
Total Sales	**75,975**	**10,364**	**86,339**	**56,331**	**10,027**	**66,358**
Expenses :						
Operating expenses	6,143	345	6,488	4,708	641	5,349
Exploration expenses	648	2,984	3,632	585	628	1,213
General administrative expenses	1,531	641	2,172	1,459	537	1,996
Petroleum royalties and remuneration	11,591	1,258	12,849	7,911	1,071	8,982
Depreciation, depletion and amortization	13,760	865	14,625	8,355	830	9,185
Other (income)/ expenses	(1,031)	(2,863)	(3,894)	525	(2,017)	(1,492)
Total expenses	**32,642**	**3,230**	**35,872**	**23,543**	**1,690**	**25,233**
Results before income taxes	**43,333**	**7,134**	**50,467**	**32,788**	**8,337**	**41,125**
Income tax expenses	19,634	2,567	22,201	14,096	2,558	16,654
Net results of operations	**23,699**	**4,567**	**28,266**	**18,692**	**5,779**	**24,471**
Results of operations of equity company[(1)]	-	-	-	-	**(538)**	**(538)**

[(1)] Represents PTTEP's share of results of operations of investment in Medco

As at 17th February 2005, PTTEPO sold its entire shareholdings in New Links and the loss on divestment amounting to Baht 578 million.

(E) **Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves**

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of year-end proved oil and gas reserves remaining less estimated future expenditures (based on year-end costs) to be incurred in developing and production the proved reserves, discounted using a rate of 10% per year to reflect the estimated timing of the future cash flows. Future income taxes are calculated by applying the appropriate year-end statutory tax rates to the future pre tax net cash flows and reduced by applicable tax deductions or tax credits.

Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of oil and gas properties. Estimates of fair value should also consider probable and possible which may become proved reserves in the future, anticipated future oil and gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any of fair value is necessarily subjective and imprecise.

(Million Baht)	Domestic		Foreign		Total	
	2006	2005	2006	2005	2006	2005
Future cash inflows	570,913	595,612	218,826	201,518	789,739	797,130
Future production costs	(69,703)	(84,948)	(21,943)	(23,684)	(91,646)	(108,632)
Future development costs	(124,540)	(126.936)	(9,918)	(9,447)	(134,458)	(136,383)
Future income tax expenses	(129,662)	(138,583)	(65,514)	(61,384)	(195,176)	(199,967)
Future net cash flows	247,009	245,145	121,450	107,003	368,459	352,148
10% annual discount	(93,475)	(95,739)	(56,328)	(56,859)	(149,803)	(152,598)
Standardized measure of discounted future net cash flows (SMDCF)	153,534	149,406	65,122	50,144	218,656	199,550

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

(Million Baht)	2006	2005
Present value at beginning of year	**199,550**	**136,570**
Sales and transfers of oil and gas produced, net of production costs	(68,278)	(47,731)
Development costs incurred during the period	30,012	16,621
Net changes in prices and production costs	41,970	127,762
Net changes in development costs	(21,928)	(18,377)
Extensions, discoveries and improved recovery	30,250	26,079
Revisions of previous quantity estimates	(613)	1,936
Purchases / sales of petroleum in place	0	36,907
Accretions of discount	2,902	(20,843)
Net changes in income taxes	4,791	(59,374)
Present value at the year end	**218,656**	**199,550**

(F) Other information

Productive Oil and Gas Wells

The numbers of productive wells at December 31, 2006 were as follows:

	Oil		Gas	
	Gross	Net	Gross	Net
Thailand	563	306	457 (1)	98
Foreign				
Southeast Asia	-	-	23	5
Total	**563**	**306**	**480**	**103**

(1) The numbers of 248 production wells produce both crude oil and Gas.

Drilling in Progress

The numbers of oil and gas wells in progress at December 31, 2006 were as follows:

Exploratory

	Gross	Net
Thailand	2	1.2
Foreign		
Southeast Asia	1	1.0
Middle East and Others	-	-
Total	**3**	**2.2**

Development

	Gross	Net
Thailand	19	6
Foreign		
Southeast Asia	-	-
Middle East and Others	1	1
Total	**20**	**7**

Net Oil and Gas Wells Drilled Annually in 2006

Exploratory

	Net Productive wells drilled	Net dry well drilled
Thailand	3.0	0.2
Foreign		
Southeast Asia	1.1	2.3
Middle East and Others	-	0.3
Total	**4.1**	**2.8**

Development

	Net Productive wells drilled	Net dry well drilled
Thailand	135	-
Foreign		
Southeast Asia	-	-
Middle East and Others	-	-
Total	**135**	-

Gross wells include the total number of wells in which the company has an interest. Net wells are the sum of the company's fractional interests in gross wells

Quarterly Information in 2006 and 2005 (unaudited) for the consolidated financial statement are as follows:

(Unit : Million Baht)

Year 2006	4thQ	3rdQ	2ndQ	1stQ
Revenues				
Sales	20,148	22,627	22,544	21,020
Revenue from pipeline transportation	802	821	731	574
Other revenues				
Gain on foreign exchange	293	173	104	744
Interest income	190	215	276	258
Other revenues	13	60	33	97
Share of profit from investments accounted for under equity method	3	-	-	-
Total revenues	**21,449**	**23,896**	**23,688**	**22,693**
Expenses				
Operating expenses	1,735	1,396	1,918	1,439
Exploration expenses	1,110	1,530	457	535
General administrative expenses	974	612	566	865
Petroleum royalties and remuneration	2,637	3,489	3,526	3,197
Other expenses				
Depreciation, depletion and amortization	3,326	4,318	4,063	3,200
Director's remuneration	27	2	3	3
Loss on foreign exchange				
Share of loss from investments accounted for under equity method	-	11	1	-
Total expenses	**9,809**	**11,358**	**10,534**	**9,239**
Income before interest and income taxes	**11,640**	**12,538**	**13,154**	**13,454**
Interest expenses	164	314	315	322
Income taxes	5,358	5,411	5,562	5,293
Net income	**6,118**	**6,813**	**7,277**	**7,839**
Earnings per share (Baht)				
Basic earnings per share	1.86	2.08	2.22	2.39
Diluted earnings per share	1.86	2.07	2.21	2.38

(Unit : Million Baht)

Year 2005	4thQ	3rdQ	2ndQ	1stQ
Revenues				
Sales	20,404	19,183	14,092	12,679
Revenue from pipeline transportation	563	518	472	444
Other revenues				
Gain on foreign exchange	39	-	-	178
Gain on divestment	507	-	-	-
Interest income	178	154	203	174
Other revenues	35	30	21	23
Share of profit from investments accounted for under equity method	67	101	8	31
Total revenues	**21,793**	**19,986**	**14,796**	**13,528**
Expenses				
Operating expenses	2,004	1,481	1,031	833
Exploration expenses	382	358	299	174
General administrative expenses	916	845	613	544
Petroleum royalties and remuneration	3,221	2,357	1,699	1,551
Other expenses				
Depreciation, depletion and amortization	2,960	2,414	2,035	2,030
Director's remuneration	29	2	2	2
Loss on foreign exchange	-	14	1	-
Loss on divestment	-	-	-	578
Total expenses	**9,512**	**7,471**	**5,680**	**5,712**
Income before interest and income taxes	**12,281**	**12,515**	**9,116**	**7,816**
Interest expenses	342	349	340	324
Income taxes	5,122	4,983	3,296	3,238
Net income	**6,817**	**7,183**	**5,480**	**4,254**
Earnings per share (Baht)				
Basic earnings per share	2.08	2.20	1.68	1.30
Diluted earnings per share	2.08	2.19	1.67	1.30

Five-year financial summary

(Unit : Million Baht)

	2006	2005	2004	2003	2002
Consolidated Statements of Income					
Revenues					
Sales	86,339	66,358	46,199	34,038	29,587
Revenue from pipeline transportation	2,928	1,997	1,596	1,089	646
Other revenues	2,456	1,021	413	1,137	885
Share of profit from investments accounted for under equity method	-	207	209	750	656
Total revenues	**91,723**	**69,583**	**48,417**	**37,014**	**31,774**
Expenses					
Operating expenses	6,488	5,349	3,587	2,389	2,774
Exploration expenses	3,632	1,213	401	2,312	150
General administrative expenses	3,017	2,764	1,954	1,314	1,270
Petroleum royalties and remuneration	12,849	8,982	5,668	4,021	3,424
Other expenses	14,942	9,546	8,238	5,577	5,291
Share of loss from investments accounted for under equity method	9	-	-	-	-
Total expenses	**40,937**	**27,854**	**19,848**	**15,613**	**12,909**
Income before interest and income taxes	**50,786**	**41,729**	**28,569**	**21,401**	**18,865**
Interest expenses	1,115	1,355	1,359	1,411	1,415
Income taxes	21,624	16,639	11,344	7,962	5,396
Net income	**28,047**	**23,735**	**15,866**	**12,028**	**12,054**
Earnings per share (Baht)					
Basic earnings per share	8.55	7.26	4.86	3.69	3.70
Diluted earnings per share	8.53	7.24	4.85	3.69	3.70
Weighted average number of outside ordinary shares (no. of share, million)					
Weighted average number of outside ordinary shares in issue	3,279.64	3,269.75	3,263.85	3,260.75	3,260.00
Weighted average number of outside ordinary shares for diluted earnings per share	3,288.61	3,277.80	3,269.85	3,262.55	3,260.25
Dividend per share (Baht)	3.21	2.70	1.80	1.35	1.35

Five-year financial summary (continuous)

(Unit : Million Baht)

	2006	2005	2004	2003	2002
Consolidated Balance Sheets					
Current Assets	34,965	42,551	36,159	27,198	20,836
Non-current Assets	122,848	100,766	75,786	65,378	63,557
Total Assets	**157,813**	**143,317**	**111,945**	**92,576**	**84,393**
Current Liabilities	38,784	36,527	15,445	9,250	10,384
Non-current Liabilities	30,504	35,093	39,401	37,652	35,553
Total Liabilities	**69,288**	**71,620**	**54,846**	**46,902**	**45,937**
Shareholders' Equity	88,525	71,697	57,099	45,674	38,456
Total Liabilities and Shareholders' Equity	**157,813**	**143,317**	**111,945**	**92,576**	**84,393**
Consolidated Statements of Cash Flows					
Cash flows from operating activities	42,215	48,719	26,236	16,179	16,122
Cash flows from investing activities	(35,166)	(32,745)	(17,071)	(9,142)	(7,001)
Cash flows from financing activities	(18,691)	(9,258)	(4,297)	(4,019)	(7,911)
Net increase (decrease) in cash and cash equivalents	(11,641)	6,716	4,868	3,018	1,210
Cash and cash equivalents as of the beginning date	30,507	23,778	19,063	16,306	15,209
	18,866	30,494	23,931	19,324	16,419
Effects of exchange differences	(345)	13	(153)	(261)	(113)
Cash and cash equivalents as of the closing date	**18,521**	**30,507**	**23,778**	**19,063**	**16,306**

Five-year petroleum sales volume and unit price summary

	2006	2005	2004	2003	2002
Net sales of petroleum (BOED)	169,348	153,531	134,070	107,299	101,736
Average petroleum unit prices					
Average unit prices of crude oil and condensate (USD per BBL)	60,54	51.02	34.93	26.82	23.00
Average unit prices of natural gas (USD per MMBTU)	4.16	3.41	3.17	3.17	2.92
Average unit prices of petroleum (USD per BOE)	36.52	29.37	23.38	20.62	18.59
Lifting cost (USD per BOE)	2.13	1.82	1.25	1.10	1.18

กะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED

PTTEP No. 1.910/ 076 /2007 2007 FEB 27 A 9:10

Finance Dept.
Tel. 0-2537-4512, 0-2537-4611

February 16, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Revised Agenda of 2007 General Shareholders' Meeting and Publicity of 2007 General Shareholder's Meeting Notice
Reference: PTTEP Letter No. 1.910/030/2007, dated January 30, 2007

The Board of Directors of PTT Exploration and Production Public Company Limited at a Meeting No.2/2550/260 held on 16 February 2007, passed a resolution to withdraw the Agenda Item 9, To approve the long-term office lease agreement with Energy Complex Co., Ltd., from the agendas of 2007 General Shareholders' Meeting due to the change in agreement from the advance long-term lease agreement to the lease agreement to be entered into once the construction of the office building has been completed.
The agendas for the 2007 General Shareholders' Meeting are as follows

Agenda 1 To acknowledge the Minutes of the 2006 General Shareholders' Meeting.
Agenda 2 To acknowledge the 2006 Performance Result and 2007 Work Plan of the Company
Agenda 3 To approve the 2006 financial statements
Agenda 4 To approve the dividend payment for 2006 performance
Agenda 5 To approve the appointment of new directors in replacement of those who are due to retire by rotation.
Agenda 6 To acknowledge the directors' and the sub-committees' remuneration
Agenda 7 To appoint the Auditor and consider the Auditor's fee for year 2007
Agenda 8 To approve the debenture issuance.
Agenda 9 To approve the amendment of the Company's Articles of Association (AOA) Clauses 20 and 25.
Agenda 10 Other business (If any)

PTTEP has publicized the Notice of the 2007 General Shareholders' Meeting, together with all related documents on the company's website (www.pttep.com) since January 31st, 2007. In this regard, PTTEP has revised the agenda of 2007 General Shareholders' Meeting Notice as mentioned above.

-2- / Please be informed....

Please be informed accordingly.

Yours sincerely,

Maroot Mrigadat
President

END